Exhibit 99.1
ANNUAL INFORMATION FORM
For the Year Ended December 31, 2007
March 14, 2008

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INTRODUCTORY INFORMATION
In this annual information form, unless otherwise specified or the context otherwise requires, reference to “Paramount” or to the “Company” includes reference to subsidiaries and partnerships directly and indirectly owned by Paramount Resources Ltd.
Unless otherwise indicated, all financial information included in this annual information form is determined using Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in some respects from generally accepted accounting principles in the United States (“U.S. GAAP”). The effect of significant differences between Canadian GAAP and U.S. GAAP on Paramount’s audited consolidated financial statements as at and for the year ended December 31, 2007 is disclosed in Note 16 of such financial statements.
This annual information form contains disclosure expressed as “Boe”, “MBoe”, “Boe/d”, “MMcfe”, “MMcfe/d” and “Bcfe”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.
Unless otherwise specified, all dollar amounts are expressed in Canadian dollars and all references to “dollars” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.
NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements included in this annual information form constitute forward-looking statements or information under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this annual information form include, but are not limited to: business strategies and objectives, capital expenditures, reserve quantities and the undiscounted and discounted present value of future net revenues from such reserves, anticipated tax liabilities, future production levels, exploration and development plans and the timing thereof, abandonment and reclamation plans and costs, acquisition and disposition plans, operating and other costs and royalty rates.
Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. The following assumptions have been made, in addition to any other assumptions identified in this annual information form:
▪	the ability of Paramount to obtain required capital to finance its exploration, development and operations;

▪	the ability of Paramount to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

▪	the ability of Paramount to market its oil and natural gas successfully to current and new customers;

▪	the ability of Paramount to secure adequate product transportation and storage;

▪	the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

▪	the timely receipt of required regulatory approvals;

▪	currency, exchange and interest rates; and

▪	future oil and gas prices.
Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on such forward-looking statements or information as Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to:
▪	the ability of Paramount’s management to execute its business plan;

▪	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;

▪	the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

▪	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

▪	risks and uncertainties involving the geology of oil and gas deposits;

▪	risks inherent in Paramount’s marketing operations, including credit risk;

▪	the uncertainty of reserves estimates and reserves life;

▪	the value and liquidity of Paramount’s investments in other entities and the returns on such investments;

▪	the uncertainty of estimates and projections relating to exploration and development costs and expenses;

▪	the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

▪	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

▪	the availability of future growth prospects and Paramount’s expected financial requirements;

▪	Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

▪	Paramount’s ability to enter into or continue leases;

▪	health, safety and environmental risks;

▪	Paramount’s ability to secure adequate product transportation and storage;

▪	imprecision in estimates of product sales and the anticipated revenues from such sales;

▪	the ability of Paramount to add production and reserves through development and exploration activities;

▪	weather conditions;

▪	the possibility that government laws, regulations or policies may change or governmental approvals may be delayed or withheld;

▪	uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

▪	changes in taxation laws and regulations and the interpretation thereof;

▪	changes in environmental laws and regulations and the interpretation thereof;

▪	the cost of future abandonment activities and site restoration;

▪	the ability to obtain necessary regulatory approvals;

▪	risks associated with existing and potential future law suits and regulatory actions against Paramount;

▪	uncertainty regarding aboriginal land claims and co-existing with local populations;

▪	loss of the services of any of Paramount’s executive officers or key employees;

▪	the impact of market competition;

▪	general economic and business conditions; and

▪	other risks and uncertainties described elsewhere in this annual information form or in Paramount’s other filings with Canadian securities authorities and the United States Securities and Exchange Commission.
The forward-looking statements or information contained in this annual information form are made as of the date hereof and, except as required by law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

CORPORATE STRUCTURE
Paramount was incorporated under the laws of the Province of Alberta on February 14, 1978. Paramount amalgamated with Paramount Acquisition Ltd., a wholly-owned subsidiary of Paramount, on January 1, 1992 and continued as Paramount Resources Ltd. Paramount’s shares were split on a three for one basis in 1989 and again in 1997 on the same basis. Paramount amalgamated with Summit Resources Limited, a wholly-owned subsidiary of Paramount, on January 1, 2007 and continued as Paramount Resources Ltd. In conjunction with the spinout of Trilogy Energy Trust (see “GENERAL DEVELOPMENT OF THE BUSINESS – Late 2004 and 2005”), Paramount’s articles were amended to: change the designation of Paramount’s common shares to Class A Common Shares; add certain rights to such shares; and add Class X Preferred Shares and Class Z Preferred Shares to Paramount’s authorized share capital. In conjunction with the spinout of MGM Energy Corp. (see “GENERAL DEVELOPMENT OF THE BUSINESS – 2007”), Paramount’s articles were amended to add Class Y Preferred Shares to Paramount’s authorized share capital. The Class X Preferred Shares, Class Y Preferred Shares and Class Z Preferred Shares were subsequently cancelled and on May 17, 2007, the Company’s articles were amended to remove Class X Preferred Shares, Class Y Preferred Shares and Class Z Preferred Shares from the Company’s authorized share capital. Further information on the Company’s authorized share capital is set forth under “DESCRIPTION OF SHARE CAPITAL”.
Paramount’s Class A Common Shares (“Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and Paramount is currently part of the S&P/TSX Composite Index (Capped Energy sub index).
The head and registered office of the Company is located at Suite 4700, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5.
Paramount and Paramount Resources, an Alberta general partnership which is directly and indirectly wholly-owned by Paramount, held, in aggregate, greater than 85 percent of Paramount’s consolidated assets as at December 31, 2007 which accounted for greater than 90 percent of Paramount’s consolidated revenues for the year ended December 31, 2007. Paramount’s remaining assets are held by subsidiaries directly and indirectly owned by Paramount.
GENERAL DEVELOPMENT OF THE BUSINESS
Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas, crude oil and natural gas liquids. The Company commenced operations as a public company on December 18, 1978, with an initial public offering that raised $4.7 million and a share exchange with a private company, Paramount Oil & Gas Ltd., for certain crude oil and natural gas assets with a book value of $341,000. Paramount has adapted to a multitude of operating climates over the past 30 years, and has grown into a company with a market capitalization of approximately $1.2 billion as of February 29, 2008. In addition, Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy Energy Trust in April, 2005; and (iii) MGM Energy Corp. in January, 2007.
Set forth below is a brief description of the events that have influenced the general development of Paramount’s business over the past three fiscal years.
Late 2004 and 2005
On December 13, 2004, Paramount’s board approved a proposed reorganization of Paramount (the “Trust Spinout”) which resulted in Paramount’s shareholders and Paramount receiving units of a new public energy trust which indirectly owned certain existing assets of Paramount in the Kaybob and Marten Creek areas of Alberta.

On December 15, 2004, Paramount initiated an offer to exchange its US$175 million principal amount of 7 7/8 percent senior notes due 2010 (the “2010 Notes”) and its US$125 million principal amount of 8 7/8 percent senior notes due 2014 (the “2014 Notes”), following a partial redemption of such notes completed on December 30, 2004, for an equal principal amount of new notes and cash and solicited consents from the holders of such notes to certain amendments to the indentures governing such notes to permit the Trust Spinout (the “Notes Offer”).
On February 7, 2005, Paramount obtained the consent of the holders of the 2010 Notes and 2014 Notes to the Trust Spinout through the completion of the Notes Offer, as amended. Paramount issued approximately US$213.6 million principal amount of 8 1/2 percent senior notes due 2013 (the “2013 Notes”) and paid aggregate cash consideration of approximately US$36.2 million in exchange for approximately 99.3 percent of the outstanding 2010 Notes and 100 percent of the outstanding 2014 Notes under the amended Notes Offer. Paramount subsequently purchased the residual 2010 Notes through open market repurchases in 2005.
On March 28, 2005, Paramount’s shareholders and optionholders approved an arrangement under the Business Corporations Act (Alberta) in respect of the Trust Spinout, and on March 29, 2005 the Court of Queen’s Bench of Alberta approved the arrangement. The Trust Spinout was completed through the arrangement and other transactions on April 1, 2005. Through the Trust Spinout, shareholders of Paramount received, for each of their shares, one Common Share and one trust unit of Trilogy Energy Trust (“Trilogy”), and Paramount also received trust units. Upon completion of the Trust Spinout, shareholders of Paramount owned all of the issued and outstanding Common Shares and 81 percent of the issued and outstanding trust units, with the remaining 19 percent of the issued and outstanding trust units being held by Paramount. Approximately 12.8 million of the approximately 15.0 million Trilogy trust units, owned by Paramount at the time of the transaction, were pledged as security for the 2013 Notes. To the extent Paramount sells or otherwise disposes of all or a portion of such trust units, it must offer to redeem the 2013 Notes with the net proceeds received at 103.25 percent of the principal amount of the 2013 Notes prior to January 31, 2009 with reducing premiums thereafter until January 31, 2011 at which time the 2013 Notes can be redeemed at par. Through the Trust Spinout, Trilogy became the indirect owner of certain of Paramount’s properties in the Kaybob and Marten Creek areas of Alberta with production of approximately 25,000 Boe/d, or approximately 60 percent of Paramount’s aggregate daily production at the time the Trust Spinout was completed.
On July 14, 2005, Paramount completed a private placement of 1,900,000 “flow-through” Common Shares at a price of $21.25 per share for gross proceeds of approximately $40.4 million.
Throughout 2005, Paramount and North American Oil Sands Corporation (“NAOSC”), through a 50/50 owned joint venture and a 50/50 owned partnership, drilled and evaluated oil sands interests in the central portion of the Athabasca Oil Sands region of Alberta. Paramount also drilled and evaluated 12 sections of 100 percent owned oil sands leases in the Surmont area of Alberta during 2005.
2006
On March 30, 2006, Paramount completed a private placement of 600,000 Common Shares issued on a “flow-through” basis at $52.00 per share, and a private placement of 600,000 Common Shares at $41.72 per share for total gross proceeds of $56.2 million.
On April 11, 2006, Paramount exchanged its 50 percent interest in oil sands leases at Leismer, Corner, Thornbury and Hangingstone subject to the joint venture and partnership with NAOSC for approximately 34.1 million common shares of NAOSC (approximately 50 percent of the outstanding common shares of NAOSC at the time of the transaction) and aggregate cash consideration of approximately $17.5 million.
During the second quarter of 2006, Paramount, together with a private company controlled by Paramount’s Chairman and Chief Executive Officer, incorporated a company in the United States (“Drillco”) to supply drilling services to Summit Resources, Inc., a wholly-owned United States subsidiary of Paramount, on a take-or-pay basis.

Drillco entered into a contract with a supplier for the construction of two drilling rigs under a cost plus fee arrangement. Initially, Paramount and the private company each owned 50 percent of Drillco. In December of 2006, Paramount purchased all of the interests in Drillco held by the private company for cash consideration of US$1 thousand plus repayment of demand loans advanced by the private company to Drillco, which totalled approximately $11.8 million including accrued interest thereon.
On August 28, 2006, Paramount closed a six year US$150 million non-revolving Term Loan B Facility (the “TLB”). The full amount of the TLB was drawn upon closing. The TLB was secured by all of the common shares of NAOSC held by Paramount at the time and was required to be repaid with the net proceeds received from any sale or other disposition of all or any part of such NAOSC common shares.
On September 14, 2006, Paramount entered into an area wide farm-in agreement (the “Farm-In”) with respect to Mackenzie Delta, Northwest Territories exploratory properties EL 394, EL 427 and Inuvik Concession Blocks 1 and 2, covering approximately 412,500 hectares.
On October 19, 2006, Paramount announced that its board of directors had approved in principle a proposed spinout transaction (the “MGM Energy Spinout”), which would result in future activities relating to the Farm-In and to Paramount’s Colville Lake/Sahtu, Northwest Territories interests being carried on by a newly created public corporation, initially owned by Paramount and its shareholders. On December 11, 2006, Paramount announced the details and terms of the MGM Energy Spinout. MGM Energy Corp. (“MGM Energy”) was subsequently chosen as the name for the new corporation.
On November 28, 2006, Paramount completed a private placement of 2,000,000 Common Shares issued on a “flow-through” basis at a price of $33.75 per share for gross proceeds of $67.5 million.
2007
On January 11, 2007, Paramount’s shareholders and the Court of Queen’s Bench of Alberta approved an arrangement under the Business Corporations Act (Alberta) in respect of the MGM Energy Spinout. The MGM Energy Spinout was completed on January 12, 2007. As part of the MGM Energy Spinout, Paramount transferred the following to MGM Energy: (i) its rights under the Farm-In; (ii) its oil and gas properties in the Colville Lake/Sahtu, Northwest Territories area encompassing approximately 600,000 gross (385,000 net) hectares; and (iii) one of its wells with minor proved reserves in the Cameron Hills area of the Northwest Territories. The MGM Energy Spinout resulted in Paramount’s shareholders owning one MGM Energy common share and five MGM Energy warrant units for every 25 Common Shares held. Each warrant unit consisted of one short term warrant and one longer term warrant. These warrants entitled the holder thereof to acquire additional shares of MGM Energy at specified prices within certain time periods. The short term warrants were exercisable until February 16, 2007, with approximately 98 percent of such warrants being exercised. The longer term warrants were exercisable until September 30, 2007, with an immaterial number of such warrants being exercised. Upon completion of the MGM Energy Spinout, Paramount’s shareholders owned approximately 13 percent of the outstanding shares of MGM Energy, with the remaining 87 percent of MGM Energy’s outstanding shares being held by Paramount. As a result of the exercise of the short term warrants and a subsequent private placement by MGM Energy to certain of its directors, Paramount’s ownership in MGM Energy was reduced to approximately 51.7 percent as of February 28, 2007.
On March 28, 2007, Paramount closed a six month $100 million senior unsecured non-revolving facility with two Canadian chartered banks (the “Non-Revolving Facility”). The full amount of the Non-Revolving Facility was drawn at closing.
On April 27, 2007, Paramount reported that Statoil ASA (“Statoil”) had entered into an acquisition agreement with NAOSC whereby Statoil made an all cash offer to acquire all of the shares of NAOSC at a price of $20 per share.

On May 3, 2007, Paramount received approval from the TSX for a normal course issuer bid (“NCIB”) to purchase, for cancellation, up to 3,298,526 Common Shares during the period from May 7, 2007 to May 6, 2008. During 2007, Paramount purchased and cancelled all 3,298,526 Common Shares under the NCIB for total consideration of approximately $54.9 million.
On May 31, 2007, Paramount reached an agreement to sell its oil sands leases and shut-in and producing natural gas rights in the Surmont area of Alberta to MEG Energy Corp. (“MEG”) for total consideration of $301.7 million. The consideration consisted of $75 million in cash, $75 million in notes receivable due June 30, 2008 and MEG common shares valued at $151.7 million. The MEG transaction closed on June 4, 2007.
On June 29, 2007, Paramount tendered its 34,120,731 common shares of NAOSC to Statoil under its offer for all of the shares of NAOSC for aggregate cash consideration to Paramount of approximately $682.4 million, and, on the same date, repaid the entire amount outstanding under the Non-Revolving Facility.
On July 3, 2007, Paramount repaid the entire amount outstanding under the TLB, plus a 2% prepayment premium.
During July and August of 2007, the Company purchased US$75.4 million principal amount of its 2013 Notes in open market transactions. Such notes have not been cancelled and may be sold at Paramount’s discretion.
On August 3, 2007, Paramount invested a further $9.0 million in MGM Energy by purchasing approximately 3.3 million MGM Energy common shares under MGM Energy’s second public offering. Following this investment, Paramount owns approximately 21.5 million MGM Energy common shares which represents approximately 16.7 percent of the outstanding shares of that company as at December 31, 2007.
From August, 2007 to December 31, 2007, Paramount purchased 2,124,200 Trilogy units for approximately $14.2 million through open market purchases. In addition, Paramount acquired a further 603,250 Trilogy units under Trilogy’s distribution reinvestment plan in 2007. As at December 31, 2007, Paramount held approximately 17.8 million Trilogy units representing approximately 18.8 percent of Trilogy’s outstanding units as at that date.
On December 17, 2007, Paramount received approval from the TSX to amend the terms of its NCIB to permit Paramount to purchase an additional 248,333 Common Shares commencing December 19, 2007 and ending May 6, 2008. As of the date of this annual information form, Paramount has purchased 6,400 Common Shares for total consideration of approximately $83 thousand under the amended NCIB.
2008 Update
On January 30, 2008, the Company purchased US$45.0 million principal amount of its 2013 Notes in open market transactions. Such notes have not been cancelled and may be sold at Paramount’s discretion.
In January and February 2008, Paramount purchased an additional 1,902,400 Trilogy units for approximately $13.7 million through open market purchases and acquired 366,795 Trilogy units under Trilogy’s distribution reinvestment plan. As at February 29, 2008, Paramount held approximately 20.0 million Trilogy units representing approximately 21.0 percent of Trilogy’s outstanding units as at that date.
On March 12, 2008, MEG repaid the entire amount of its $75 million note due to Paramount.

NARRATIVE DESCRIPTION OF THE BUSINESS
OVERVIEW
Paramount’s principal properties are located primarily in Alberta, British Columbia and the Northwest Territories in Canada, and in Montana and North Dakota in the United States. In 2007, approximately 79 percent of the Company’s production was natural gas.
The Company’s ongoing exploration, development and production activities are designed to establish new reserves of oil and natural gas and increase the productive capacity of existing fields. In order to optimize its net capacity and control costs, the Company increases ownership and throughput in existing plants as economic opportunities arise and occasionally disposes of lower working interest properties. Paramount strives to maintain a balanced portfolio of opportunities, increasing its working interest in low to medium risk projects and entering into joint venture arrangements on select high risk/high return exploration prospects. From time to time, Paramount enhances its exploration, development and production operations through focused acquisitions of petroleum and natural gas assets within established core areas.
Paramount also has various strategic investments. These include investments in other entities, including affiliates, and properties and assets at various developmental stages where there may not be near-term production but a longer-term value proposition based on spin-outs, sales or future revenue generation.
At December 31, 2007, approximately 66 percent of Paramount’s proved and probable natural gas reserves and approximately 41 percent of its crude oil and natural gas liquids reserves were located in Alberta, with the balance in Paramount’s other operating areas. In 2007, Paramount operated approximately 87 percent of its net producing natural gas wells and approximately 88 percent of its net producing crude oil and natural gas liquids wells.
MAJOR PROPERTIES
The following is a summary of Paramount’s major producing properties at December 31, 2007. The Company is focused on the four Corporate Operating Units (“COU”) described below.
Paramount retained independent qualified reserves evaluators to evaluate and prepare a report on 100 percent of its natural gas, crude oil and natural gas liquids reserves as at December 31, 2007. McDaniel & Associates Consultants Ltd. (“McDaniel”) evaluated Paramount’s reserves and reported on them in their report (the “McDaniel Report”) dated February 26, 2008. Reserves data is discussed below within Paramount’s four COU’s. The reserves information is disclosed as at December 31, 2007 and is derived from the McDaniel Report. Estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation. References to reserves in the following property descriptions are to the Company’s share of reserves (comprised of working interest plus royalty interest) based on forecast prices and costs contained in the McDaniel Report.
Kaybob, Alberta
In 2007, Paramount drilled 32 gross (13.9 net) wells in the Kaybob COU, located in central Alberta. The Kaybob COU accounted for approximately 26 percent of Paramount’s production for the year ended December 31, 2007. Production in this area averaged 25.5 MMcfe/d or 4,245 Boe/d in 2007, comprised of 22.3 MMcf/d of natural gas and 533 Bbl/d of crude oil and natural gas liquids. As of December 31, 2007, reported reserves in the Kaybob COU totaled 28.9 Bcfe of proved reserves that were 87 percent natural gas weighted and 11.4 Bcfe of probable reserves that were 88 percent natural gas weighted. Paramount operates approximately 50 percent of its production in the Kaybob COU.

In 2007, Paramount acquired a 7.7 mile eight inch diameter gathering line which allows it to direct a portion of its Resthaven area production to the Smoky gas plant, which is a lower operating cost facility in this COU. The Company also participated in the expansion of the West Smoky gas gathering system in anticipation of new wells that are expected to be equipped and tied in during 2008. Paramount processes its gas from this portion of the COU using its capacity in the non-operated Smoky 100 MMcf/d gas plant, in which Paramount has a 10 percent interest, and at the non-operated Resthaven 25 MMcf/d gas plant, in which Paramount has a 50 percent interest. In the spring of 2007, Paramount replaced a rental compressor with a larger purchased unit and installed a second dehydration and compression train in the Musreau area in anticipation of future volume growth in the area. Paramount continues to process its Kakwa and Musreau area gas in this COU under a firm service contract at the third party owned and operated Musreau gas plant.
Grande Prairie, Alberta
Paramount drilled 24 gross (5.0 net) wells in the Grande Prairie COU, located in central Alberta, in 2007. The Grande Prairie COU accounted for approximately 16 percent of Paramount’s production for the year ended December 31, 2007. Production in this area averaged 15.8 MMcfe/d or 2,640 Boe/d in 2007, comprised of 11.2 MMcf/d of natural gas and 765 Bbl/d of crude oil and natural gas liquids. As of December 31, 2007, reported reserves in the Grande Prairie COU consisted of 17.1 Bcfe of proved reserves that were 66 percent natural gas weighted and 11.7 Bcfe of probable reserves that were 58 percent natural gas weighted. Paramount operates approximately 75 percent of its production in the Grande Prairie COU.
Paramount operates eight compressor sites in the Grande Prairie COU at Mirage, Saddle Hills, Karr and Goose River, with an average working interest of approximately 80 percent, as well as two oil batteries at Mirage, in which Paramount has a 100 percent interest, and Ante Creek, in which Paramount has a 57.5 percent interest. Additionally, Paramount’s Crooked Creek production is processed at a non-operated facility in which Paramount has an 18 percent ownership interest.
Northwest Alberta/Northwest Territories/Northeast British Columbia
The Northern COU is comprised of assets in Northwest Alberta, Northeast British Columbia and the Northwest Territories, and accounted for approximately 31 percent of Paramount’s production for the year ended December 31, 2007. Production in this area averaged 30.9 MMcfe/d or 5,151 Boe/d in 2007, comprised of 25.7 MMcf/d of natural gas and 865 Bbl/d of crude oil and natural gas liquids. As of December 31, 2007, Paramount’s reported reserves in the Northern COU totalled 51.7 Bcfe of proved reserves that were 86 percent natural gas weighted and 36.1 Bcfe of probable reserves that were 90 percent natural gas weighted. Paramount drilled 13 gross (9.8 net) wells in this COU in 2007.
Paramount operates approximately 63 percent of its production in the Northern COU. The Company operates one sour gas plant at Bistcho Lake, in which Paramount has a 59 percent interest, which also processes gas from Cameron Hills in the Northwest Territories, and one sweet gas plant at East Negus, near Rainbow Lake in Northern Alberta. Paramount also operates an oil battery at Cameron Hills, in which Paramount has an 88 percent interest, in the Northwest Territories. Natural gas at the Haro property in this COU is produced from an approximately 50 percent owned third-party operated gas plant. Natural gas is also produced from a third-party operated facility in Clarke Lake, British Columbia.
In October, 2007, Paramount’s Maxhamish facility located in Northeast British Columbia was shut-in as a result of declining production, low prices and high operating costs. The facility was sold subsequent to year end, with the Northern COU focusing on more economical areas.
Paramount intends to shut down its West Liard facility in March, 2008 as a result of declining production, low prices and high operating costs.

Southern Alberta, Saskatchewan and USA
The Southern COU accounted for approximately 26 percent of Paramount’s production for the year ended December 31, 2007. Contained in this COU are properties located in Southern Alberta and Southeast Saskatchewan in Canada as well as properties located in Montana and North Dakota in the United States. In recent years, a major focus of this COU has been the development of natural gas production from the Horseshoe Canyon coals and Edmonton sands in Southern Alberta. As of December 31, 2007, Paramount had 178 gross (137 net) shallow coal and sand wells on production which were producing approximately 9.8 MMcf/d gross (7.9 MMcf/d net working interest) at year end. During 2007, the Company’s two wholly-owned rigs started operations and have expanded the Company’s light oil production in the deep-Bakken play in North Dakota.
In 2007, the Company drilled 46 gross (36.4 net) wells in the Southern COU. Total production in the Southern COU averaged 26.3 MMcfe/d or 4,389 Boe/d in 2007, comprised of 18.1 MMcf/d of natural gas and 1,369 Bbl/d of crude oil and natural gas liquids. As of December 31, 2007, reported reserves in this COU were 59.1 Bcfe of proved reserves that were approximately 65 percent natural gas weighted and 22.4 Bcfe of probable reserves that were approximately 65 percent natural gas weighted. The Company operates approximately 89 percent of its production in this COU.
The Company owns and operates one gas plant at Chain/Craigmyle. Approximately 91 percent of the natural gas produced in the Southern COU is processed at this plant. Approximately 93 percent of the total oil production in the area came from Company-operated batteries, in which Paramount has working interests ranging up to 100 percent.
Other Properties
The Company has other minor properties in Northeast Alberta, the most prominent being Peerless Lake. Production from these minor properties averaged 1.5 MMcfe/d or 244 Boe/d in 2007. As of December 31, 2007, reported reserves of these properties were 1.5 Bcfe of proved reserves and 10.2 Bcfe of probable reserves, all natural gas.

EQUITY INVESTMENTS
The following is a summary of Paramount’s significant investments in trust units and common shares of other entities as of the dates specified. In addition to Paramount’s major properties, these investments constitute a significant portion of the total value of the Company’s assets.
Trilogy Energy Trust
Trilogy was formed in 2005 in connection with the Trust Spinout. Trilogy is a public Canadian energy trust with producing oil and natural gas assets primarily in the Kaybob and Grande Prairie areas of Alberta. For the year ended December 31, 2007, Trilogy’s reported average production was approximately 80 percent natural gas weighted.
Paramount owned approximately 20.0 million units of Trilogy as of February 29, 2008, representing approximately 21.0 percent of Trilogy’s outstanding units as at such date. The market value of Paramount’s investment in Trilogy was approximately $170.3 million as of February 29, 2008, based on the closing market price of Trilogy’s trust units on the TSX as of that date. Approximately 12.8 million of the Trilogy units owned by Paramount are pledged as security for the Company’s 2013 Notes.
For information regarding the Trust Spinout and Paramount’s ownership of Trilogy units, see “GENERAL DEVELOPMENT OF THE BUSINESS – Late 2004 and 2005 & 2007”.
Paramount accounts for its investment in Trilogy units using the equity method. As a result, pursuant to National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), Paramount is required to disclose information concerning Trilogy’s oil and gas reserves and future net revenue as at December 31, 2007 and certain costs incurred by Trilogy during 2007, based on the Company’s equity interest in Trilogy, separately from its own reserves data and other oil and gas information. This information has been disclosed in APPENDIX C – NATIONAL INSTRUMENT 51-101 EQUITY INVESTMENTS DISCLOSURE. Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the reserves or future net revenue of Trilogy disclosed in APPENDIX C nor does Paramount have any direct or indirect obligation in respect of or liability for the costs incurred by Trilogy disclosed in APPENDIX C. The Company is a unitholder of Trilogy, just like any other unitholder of Trilogy, and, accordingly, the value of the Company’s investment in Trilogy is based on the trading price of Trilogy’s units on the TSX.
The attached APPENDIX C has been prepared based solely on publicly disclosed information contained in Trilogy’s annual information form dated February 29, 2008. For additional information regarding Trilogy’s reserves, properties and costs incurred on such properties, reference should be made to Trilogy’s annual information form which is posted on SEDAR (www.sedar.com) and is not incorporated by reference in this annual information form.
MGM Energy Corp.
MGM Energy is a public Canadian energy company spun out by Paramount in January, 2007. MGM Energy is focused on the acquisition and development of hydrocarbon resources in Northern Canada and is currently active in the Mackenzie Delta.
Paramount owned approximately 21.5 million common shares of MGM Energy as of February 29, 2008, representing approximately 16.7 percent of MGM Energy’s outstanding common shares as at such date. The market value of Paramount’s investment in MGM Energy was approximately $30.5 million as of February 29, 2008, based on the closing market price of MGM Energy’s common shares on the TSX as of that date.
For information regarding how Paramount came to own its MGM Energy common shares, see “GENERAL DEVELOPMENT OF THE BUSINESS – 2007”.

Paramount accounts for its investment in MGM Energy common shares using the equity method. As a result, pursuant to NI 51-101, Paramount is required to disclose information concerning MGM Energy’s oil and gas reserves and future net revenue as at December 31, 2007 and certain costs incurred by MGM Energy during 2007, based on the Company’s equity interest in MGM Energy, separately from its own reserves data and other oil and gas information. This information has been disclosed in APPENDIX C – NATIONAL INSTRUMENT 51-101 EQUITY INVESTMENTS DISCLOSURE. Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the reserves or future net revenue of MGM Energy disclosed in APPENDIX C nor does Paramount have any direct or indirect obligation in respect of or liability for the costs incurred by MGM Energy disclosed in APPENDIX C. The Company is a shareholder of MGM Energy, just like any other shareholder in MGM Energy, and, accordingly, the value of the Company’s investment in MGM Energy is based on the trading price of MGM Energy’s shares on the TSX.
The attached APPENDIX C has been prepared based solely on publicly disclosed information contained in MGM Energy’s annual information form to be filed March, 2008. For additional information regarding MGM Energy reserves, properties and costs incurred on such properties, reference should be made to MGM Energy’s annual information form which will be posted on SEDAR (www.sedar.com) and is not incorporated by reference in this annual information form.
MEG Energy Corp.
MEG is a private Canadian energy company focused on oil sands development in the Athabasca region of Alberta. MEG owns a reported 100 percent working interest in over 750 square miles of oil sands leases with its reported principal asset being 80 contiguous square miles of oil sands leases in Christina Lake. MEG’s head office is based in Calgary, Alberta.
Paramount owned 3.7 million MEG common shares as of December 31, 2007, representing, to Paramount’s knowledge, approximately 3.2 percent of MEG’s outstanding common shares as at such date. Paramount acquired its investment in MEG common shares as part of the consideration received by Paramount from MEG on disposition of Paramount’s oil sands leases and shut-in and producing natural gas rights in the Surmont area of Alberta to MEG. On the transaction date, May 31, 2007, the MEG common shares were valued at $151.7 million. As MEG is a private company, its common shares do not trade in any public market and therefore the value of MEG common shares held by Paramount as at December 31, 2007 can not be ascertained by Paramount.
For information regarding how Paramount came to own its MEG common shares, see “GENERAL DEVELOPMENT OF THE BUSINESS – 2007”.
Paramount accounts for its investment in MEG using the cost method. As a result, Paramount is not required to disclose information concerning MEG’s oil and gas reserves, future net revenues and costs incurred pursuant to NI 51-101.

RESERVES AND OTHER OIL AND GAS INFORMATION
The reserves information provided below is derived from the McDaniel Report. The evaluation by McDaniel was prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and the reserves definitions contained in NI 51-101.
The following tables set forth information relating to Paramount’s working interest share of reserves, net reserves after royalties, and present worth values as at December 31, 2007. The reserves are reported using forecast prices and costs. Columns and rows may not add in the following tables due to rounding.
All evaluations of future net revenue are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net revenue shown below is representative of the fair market value of Paramount’s properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of natural gas, crude oil and natural gas liquids reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual natural gas, crude oil and natural gas liquids reserves may be greater than or less than the estimates provided herein.
Paramount’s Audit Committee, comprised of independent board members, reviews the qualifications and appointment of McDaniel, Paramount’s independent qualified reserves evaluator. The Audit Committee also reviews the procedures for providing information to the evaluator. All booked reserves are based upon annual evaluation by McDaniel, Paramount’s independent qualified reserves evaluator.

Reserves Information
Reserves Data – Forecast Prices and Costs
The following table summarizes Paramount’s reserves evaluated at December 31, 2007 using forecast prices and costs.

	Natural Gas		Light & Medium Crude Oil		Natural Gas Liquids		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Bcf)	(Bcf)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBoe)	(MBoe)

Canada
Proved
Developed Producing	77.8	65.1	2,089	1,717	691	547	15,751	13,115
Developed Non-producing	26.3	21.3	516	407	137	108	5,041	4,072
Undeveloped	14.6	11.8	—	—	43	37	2,479	1,998

Total Proved	118.8	98.2	2,606	2,124	871	692	23,270	19,184
Total Probable	73.2	60.6	1,672	1,331	388	300	14,267	11,729

Total Proved plus Probable Canada	192.0	158.8	4,278	3,455	1,259	993	37,538	30,914

United States
Proved
Developed Producing	0.5	0.5	2,603	2,484	34	33	2,718	2,596
Developed Non-producing	—	—	5	4	—	—	7	4
Undeveloped	0.1	0.1	56	56	6	6	73	73

Total Proved	0.6	0.5	2,663	2,543	40	39	2,797	2,673
Total Probable	0.2	0.3	880	842	14	14	935	897

Total Proved plus Probable USA	0.8	0.8	3,543	3,385	54	53	3,732	3,571

Total Company
Total Proved	119.3	98.8	5,269	4,667	911	732	26,068	21,857
Total Probable	73.5	60.8	2,552	2,173	402	314	15,202	12,627

Total Proved plus Probable Reserves	192.8	159.6	7,821	6,840	1,314	1,046	41,270	34,485

Net Present Value of Future Net Revenue – Forecast Prices and Costs
The following table summarizes the net present values of future net revenue attributable to Paramount’s reserves evaluated at December 31, 2007 using forecast prices and costs. The net present values are reported before income tax and after income tax and have been discounted using rates of 0 percent, 5 percent, 10 percent, 15 percent and 20 percent as well as on a net unit value basis at a discount rate of 10 percent before income taxes.

											Unit Value
											Before Tax
											Discounted
	Net Present Value of Future Net Revenues ($ millions)										at 10%
	Before Income Tax (discounted at)					After Income Tax (discounted at)					$/boe

Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

Canada
Proved
Developed Producing	418.7	363.7	322.7	291.2	266.4	418.7	363.7	322.7	291.2	266.4	24.60
Developed Non-producing	100.4	78.4	63.2	52.4	44.3	100.4	78.4	63.2	52.4	44.3	15.53
Undeveloped	47.8	27.0	15.6	8.8	4.7	47.8	27.0	15.6	8.8	4.7	7.79

Total Proved	566.9	469.1	401.5	352.4	315.4	566.9	469.1	401.5	352.4	315.4	20.93
Total Probable	321.9	238.9	185.7	149.7	124.0	314.8	235.2	183.7	148.6	123.4	15.83

Total Proved plus Probable Canada	888.8	708.1	587.2	502.1	439.5	881.7	704.3	585.2	501.0	438.8	18.99

United States
Proved
Developed Producing	110.3	87.4	73.0	63.3	56.4	109.3	87.1	72.9	63.3	56.3	28.12
Developed Non-producing	(0.3)	(0.3)	(0.3)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.3)	(0.2)	(46.67)
Undeveloped	3.9	3.4	3.1	2.8	2.6	2.4	2.9	2.9	2.7	2.5	42.41

Total Proved	113.8	90.5	75.9	65.9	58.7	111.5	89.8	75.6	65.7	58.7	28.36
Total Probable	40.3	23.8	16.4	12.4	9.8	23.7	16.0	12.3	10.1	8.5	18.33

Total Proved plus Probable USA	154.1	114.4	92.3	78.3	68.6	135.2	105.7	87.9	75.8	67.1	25.84

Total Company
Total Proved	680.7	559.7	477.3	418.3	374.1	678.5	558.9	477.0	418.1	374.1	21.84
Total Probable	362.1	262.8	202.1	162.0	133.9	338.4	251.2	196.0	158.7	131.9	16.01

Total Proved plus Probable Reserves	1,042.9	822.5	679.5	580.4	508.0	1,016.9	810.1	673.0	576.8	505.9	19.70

Future Net Revenue – Forecast Prices and Costs
The following table summarizes the total undiscounted future net revenue attributable to Paramount’s reserves evaluated at December 31, 2007 using forecast prices and costs.

Reserves Category ($ millions)	Proved	Proved plus Probable

Future Revenue	1,378.7	2,178.9
Royalties (1)	209.8	333.8
Operating Costs	412.6	665.9
Development Costs	37.3	94.0
Well Abandonment Costs	38.3	42.4

Future Net Revenue Before Income Tax	680.7	1,042.9

Income Taxes	2.3	26.0

Future Net Revenue After Income Tax	678.5	1,016.9

(1)	Royalties includes crown royalties, freehold royalties, overriding royalties, mineral taxes and net profit interest payments.
Future Net Revenue by Production Group – Forecast Prices and Costs
The following table summarizes the net present value of future net revenue by production group and on a net unit value basis before income tax attributable to Paramount’s reserves evaluated at December 31, 2007 using forecast prices and costs, discounted at 10 percent.

		Future Net Revenue	Unit Value
		Before Income Tax	Before Tax
		(discounted at 10%)	(discounted at 10%)
Reserves Category	Production Group	($ millions)	($/boe)

Proved	Associated and non-associated gas (1)	320.0	18.61
	Light and Medium Crude Oil	157.4	33.72

Total Proved		477.3	21.84

Proved plus Probable	Associated and non-associated gas (2)	467.8	16.92
	Light and Medium Crude Oil	211.7	30.95

Total Proved plus Probable		679.5	19.70

(1)	Includes $37.4 million attributable to natural gas liquids.

(2)	Includes $50.5 million attributable to natural gas liquids.
The following definitions and assumptions form the basis of classification for reserves presented in the McDaniel Report:
a)	Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
i)	Developed Reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

ii)	Developed Producing Reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

iii)	Developed Non-producing Reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

iv)	Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.
In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

b)	Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

c)	Gross Reserves are defined as the Company’s working interest reserves before deduction of any royalties and without including royalty interests.

d)	Net Reserves are defined as the Company’s working interest reserves after deduction of royalties and including royalty interests.
Summary of Pricing and Inflation Rate Assumptions
Summaries of the December 31, 2007 pricing and inflation rate assumptions used by McDaniel, an independent qualified reserves evaluator, in the McDaniel Report in calculating the net present value of future net revenue attributable to Paramount’s reserves are as follows:
Forecast Prices and Costs

		Alberta			Natural
	U.S. Henry Hub	Aggregator	WTI Crude	Edmonton Light	Gasolines &	Edmonton	Edmonton	Inflation	Exchange
	Gas Price	Plantgate	Oil	Crude Oil	Condensate	Butane	Propane	Rate	Rate (1)
	(US$/MMbtu)	(Cdn$/MMbtu)	(US$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(%/year)	(US$/Cdn$)

2008	7.75	6.60	90.00	89.00	91.00	61.90	48.30	2.0	1.00
2009	8.40	7.20	86.70	85.70	87.70	59.60	48.40	2.0	1.00
2010	8.40	7.20	83.20	82.20	84.30	57.20	47.00	2.0	1.00
2011	8.40	7.20	79.60	78.50	80.60	54.60	45.60	2.0	1.00
2012	8.55	7.30	78.50	77.40	79.60	53.90	45.40	2.0	1.00
Thereafter	2%/year	2%/year	2%/year	2%/year	2%/year	2%/year	2%/year	2.0	1.00

(1)	Exchange rates used to generate the benchmark reference prices in this table.
Paramount’s weighted average prices, net of transportation costs, received for 2007 were $6.25/Mcf for natural gas, $68.35/Bbl for crude oil and $67.23/Bbl for natural gas liquids.

Reserves Reconciliation
The following table sets forth the reconciliation of Paramount’s gross reserves by principal product type for the year ended December 31, 2007 using forecast prices and costs. Gross reserves include working interest reserves before royalties.

	Natural Gas			Light & Medium Crude Oil			Natural Gas Liquids
	(Bcf)			(MBbl)			(MBbl)
	Proved	Probable	Total	Proved	Probable	Total	Proved	Probable	Total

January 1, 2007	148.4	128.6	277.0	5,099	2,579	7,678	1,337	1,040	2,377
Extensions and discoveries	9.6	6.5	16.1	478	241	718	132	90	222
Technical revisions	(4.6)	(31.3)	(35.9)	816	(186)	630	(167)	(674)	(840)
Acquisitions	—	—	—	—	—	—	—	—	—
Dispositions	(6.0)	(30.4)	(36.4)	(122)	(82)	(203)	(116)	(53)	(169)
Production	(28.1)	—	(28.1)	(1,002)	—	(1,002)	(276)	—	(276)

December 31, 2007	119.3	73.5	192.8	5,269	2,552	7,821	911	402	1,314

Additional Information Relating to Reserves Data
Undeveloped Reserves
The following table summarizes the Company’s gross proved undeveloped reserves for the three most recent financial years, using forecast prices and costs.

Product Type	2005	2006	2007

Natural Gas (Bcf)	18.5	22.7	14.7
Light and Medium Crude Oil (MBbl)	308	251	56
Natural Gas Liquids (MBbl)	49	46	50

Reserves are classified as proved undeveloped if they are expected to be recovered from new wells on previously undrilled acreage with untested reservoir characteristics, or they are reserves from existing wells that require major capital expenditures to bring them on production. Paramount’s development plan for its proved undeveloped reserves includes a 4.3 Bcf development at Chain-Delia in the Southern COU during the summer of 2008, a 55.8 MBbl development at Beaver Creek Roosevelt 2-4H Birdbear in the Southern COU in the fall of 2008 and a 10.3 Bcf development at Cameron Hills Pool D in the Northern COU expected in January 2011. The Cameron Hills Pool D delay is due to proper reservoir management, in that the well is in the gas cap of an oil pool that is still producing oil under gas cap drive. Once the oil rates are low enough that oil recovery is considered complete, the gas cap wells will be produced in a “blow-down” scenario.
The following table summarizes the Company’s gross probable undeveloped reserves for the three most recent financial years, using forecast prices and costs.

Product Type	2005	2006	2007

Natural Gas (Bcf)	37.7	36.0	21.9
Light and Medium Crude Oil (MBbl)	396	512	11
Natural Gas Liquids (MBbl)	—	221	(1)

Reserves are classified as probable undeveloped when analysis of drilling, geological, geophysical and engineering data does not demonstrate them to be proved under current technology and existing economic conditions; however, this analysis does suggest that there is a likelihood of their existence and future recovery. Paramount’s development plan for its probable undeveloped reserves includes a 2.3 Bcf development at Chain-Delia during the summer of 2008, a 7.2 Bcf development at Peerless Lake in January 2009 and an 11.8 Bcf development at West Liard Nahanni Pool South in the Northern COU in 2009 and 2010 which may be delayed pending economic conditions.

Future Development Costs
The following table provides the undiscounted estimated future development costs using forecast prices and costs deducted in the calculation of future net revenue.

	Future Development Costs (undiscounted, $ millions)
Reserve Category	2008E	2009E	2010E	2011E	2012E

Canada
Proved	24.3	6.8	0.4	0.0	0.2
Proved and Probable	40.9	26.9	15.4	0.2	2.5

USA
Proved	0.1	—	—	—	—
Proved and Probable	2.1	—	—	—	—

Paramount expects that funding for future development costs will come from the Company’s working capital, cash flow, credit facilities, and, in some cases, equity or debt issues and the sale of non-core assets. Paramount does not anticipate that the costs of funding referred to above will materially affect the disclosed reserves and future net revenues of the Company or will make the development of any of the Company’s properties uneconomic.
Other Oil and Gas Information
Oil and Gas Properties and Wells
For a description of Paramount’s important properties, plants and facilities, see “NARRATIVE DESCRIPTION OF THE BUSINESS – MAJOR PROPERTIES”. As at December 31, 2007, Paramount had an interest in 1,762 gross (891 net) producing and non-producing oil and natural gas wells as follows:

	Producing		Non-producing (1)
	Gross (2)	Net (3)	Gross (2)	Net (3)

Crude oil wells
Alberta	139	64.9	57	28.0
British Columbia	—	—	2	0.8
Northwest Territories	8	7.2	12	10.2
Montana	25	17.0	6	24.8
North Dakota	49	27.9	8	6.1

Subtotal	221	116.9	85	69.9

Natural gas wells
Alberta	890	414.2	396	216.0
British Columbia	36	13.8	32	20.2
Saskatchewan	4	—	4	4.0
Northwest Territories	21	18.5	29	13.8
Montana	21	1.6	15	1.2
Other	—	—	8	0.8

Subtotal	972	448.0	484	256.0

Total	1,193	565.0	569	325.9

(1)	“Non-producing” wells are wells which Paramount considers capable of production but which, for a variety of reasons including but not limited to a lack of markets and lack of development, cannot be placed on production at the present time.

(2)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be convertible to a working interest.

(3)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage working interest therein.

Properties With and Without Attributed Reserves
The following table sets forth Paramount’s land position at December 31, 2007. The Company’s holdings at December 31, 2007 totaled approximately 2.4 million gross (1.6 million net) acres. Approximately 77 percent of the Company’s gross land holdings are considered undeveloped and approximately 77 percent of the undeveloped land is located in Alberta.

	Acreage Assigned Reserves		Undeveloped Land
(thousands of acres)	Gross (1)	Net (2)	Gross (1)	Net (2)

Alberta	469	241	1,420	994
British Columbia	41	18	180	140
Northwest Territories	35	29	135	76
Montana	6	4	44	19
North Dakota	12	9	52	51
Other	2	0	17	8

Total	566	301	1,847	1,287

(1)	“Gross” acres means the total acreage in which Paramount has working interests or a royalty interest that may be converted to a working interest.

(2)	“Net” acres means the number of acres obtained by multiplying the gross acres by Paramount’s percentage working interest therein.
As of December 31, 2007, the Company had approximately 425,765 gross acres (268,375 net acres) of undeveloped lands that were due to expire in 2008. Of the total, approximately 419,305 gross acres (263,975 net acres) were in Canada, with the remainder in the United States.
Abandonment and Reclamation Costs
Abandonment and reclamation costs are estimated by Paramount taking into consideration the costs associated with remediation, decommissioning, abandonment and reclamation, as well as the salvage values of existing equipment. These costs are adjusted to reflect working interests held, and are time discounted in accordance with the requirements of NI 51-101. Costs and salvage values are attributed individually to particular assets and aggregated to determine total liability. In estimating these costs, other than those associated with remediation, reference is made to third party environmental reports and publications including the Energy Resources Conservation Board (Alberta) Directives 006 and 011, as well as the Material Price Catalogue (published annually by the Petroleum Accountants Society of Canada). If these third party estimates are believed to be low, higher internally generated estimates are used, based on previous experience including internal expenditures and spill reports. Estimated remediation, abandonment and reclamation costs are then increased to reflect environmental liability estimates.
As at December 31, 2007, the Company had approximately 1,473 net wells, including service wells, for which abandonment and reclamation costs are expected to be incurred.
The Company’s estimates of abandonment and reclamation costs, net of estimated salvage value, for surface leases, wells, facilities and pipelines, undiscounted and discounted at 10 percent, are $128.6 million and $46.5 million, respectively. The future net revenue disclosed in this annual information form does not contain an allowance for abandonment and reclamation costs for surface leases, facilities and pipelines. The McDaniel Report deducted $42.4 million (undiscounted) and $16.0 million (10 percent discount) for abandonment and reclamation costs for wells only (forecast prices and costs case).
The Company expects to pay approximately $1.6 to $1.7 million per year for abandonment and reclamation costs in each of the next three financial years.

Tax Horizon
Based on the current tax regime, and the Company’s available tax pools and anticipated level of operations, Paramount does not expect to be cash taxable in the near future.
Costs Incurred
The following table summarizes, for the periods indicated, the costs incurred by Paramount for property acquisitions and exploration and development costs.

Cost Type (1)
($ millions)	2007	Q4	Q3	Q2	Q1

Acquisitions (corporate and property)
Proved properties	0.1	—	0.1	—	—
Unproved properties	13.8	2.0	2.8	2.2	6.8
Exploration	86.8	17.1	12.9	8.6	48.2
Development (including facilities)	196.8	49.0	18.7	30.4	98.7

Total (2)	297.5	68.1	34.5	41.2	153.7

(1)	Excludes corporate asset capital expenditures (e.g. computer hardware, furniture and fixtures, etc.), MGM capital expenditures and drilling rig capital expenditures.

(2)	Of the annual cost incurred, $23.4 million was spent in the Company’s United States operations.
Exploration and Development Activities
The following table summarizes the results of Paramount’s drilling activity for the year ended December 31, 2007. The working interest in certain of these wells may change after payout.

	Gross (1)	Net (2)

Development Wells (3)(4)
Gas	58	39.4
Oil	18	6.4
Service	3	1.2
Dry	2	1.5
Oilsands evaluation	43	43.0

Subtotal	124	91.5

Exploratory Wells (5)(6)
Gas	29	12.5
Oil	4	3.0
Dry	2	1.0

Subtotal	35	16.6

Total Wells	159	108.1

(1)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage working interest therein.

(3)	“Development” well is a well drilled within or in close proximity to a discovered pool of petroleum or natural gas.

(4)	Includes 7 gross (3.8 net) oil development wells and 2 gross (1.5 net) dry wells drilled in the United States by Paramount.

(5)	“Exploratory” well is a well drilled either in search of a new and as yet undiscovered pool of petroleum or natural gas or with the expectation of significantly extending the limit of a pool that is partly discovered.

(6)	Includes 1 gross (0.2 net) exploratory gas well drilled in the United States by Paramount.
Paramount’s board of directors has approved a 2008 exploration and development budget of $130 million, excluding land purchases. The 2008 budget will focus on the development of conventional oil opportunities in North Dakota, Montana and at Crooked Creek in Alberta, natural gas opportunities in the Deep Basin at Kaybob, and maintaining coal bed methane production at Chain in the Southern COU.

Production Estimates
The following table summarizes the total estimated production for 2008 from the McDaniel Report using forecast prices and costs. The forecast prices used are derived from the McDaniel Report and are outlined above.

	Estimated Production (Gross)(1)
	Proved	Probable

Canada
Natural Gas (MMcf)	22,629	4,436
Light and Medium Crude Oil (MBbl)	746	96
Natural Gas Liquids (MBbl)	236	28

Total Canada (MBoe)	4,753	863

USA
Natural Gas (MMcf)	131	14
Light and Medium Crude Oil (MBbl)	373	28
Natural Gas Liquids (MBbl)	8	1

Total USA (MBoe)	403	31

Total Production (MBoe)	5,156	895

(1)	“Gross” production represents Company working interest before deduction of royalties.
Production History
The following table summarizes daily sales volume results for Paramount before the deduction of royalties on a quarterly and annual basis for 2007 (1).

	2007	Q4	Q3	Q2	Q1

SALES — Canada
Natural Gas (MMcf/d)	78.6	67.3	73.4	89.4	84.7
Light and Medium Crude Oil (Bbl/d)	1,893	1,201	2,214	1,988	2,177
Natural Gas Liquids (Bbl/d)	752	762	929	656	659

SALES — United States
Natural Gas (MMcf/d)	0.2	0.3	0.2	0.1	0.1
Light and Medium Crude Oil (Bbl/d)	874	999	820	883	790
Natural Gas Liquids (Bbl/d)	16	22	14	19	10

SALES — Total
Natural Gas (MMcf/d)	78.8	67.6	73.5	89.5	84.8
Light and Medium Crude Oil (Bbl/d)	2,767	2,200	3,033	2,872	2,966
Natural Gas Liquids (Bbl/d)	769	784	943	675	669

(1)	NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities, with adjustments for heat content included in the commodity price reported. As such, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

The following table summarizes Paramount’s average netbacks, by product, on a quarterly and annual basis for 2007.

	Net Product Price Results - 2007(1)
	2007	Q4	Q3	Q2	Q1

Natural Gas ($/Mcf)
Price, net of transportation (2)	6.25	5.97	4.72	6.84	7.19
Royalties	(0.95)	(0.46)	(0.66)	(1.31)	(1.23)
Operating costs (3)	(2.37)	(3.10)	(2.10)	(2.02)	(2.40)

Netback excluding realized financial instruments	2.93	2.41	1.96	3.51	3.56
Realized financial instruments	0.53	—	—	—	1.99

Netback including realized financial instruments	3.46	2.41	1.96	3.51	5.55

Conventional Oil ($/Bbl)
Price, net of transportation	68.35	82.24	70.43	64.97	58.96
Royalties	(11.99)	(10.66)	(12.45)	(13.29)	(11.24)
Operating costs (3)	(12.19)	(9.84)	(12.44)	(12.13)	(13.76)

Netback excluding realized financial instruments	44.17	61.74	45.54	39.55	33.96
Realized financial instruments	(3.16)	(20.62)	(5.24)	1.91	7.34

Netback including realized financial instruments	41.01	41.12	40.30	41.46	41.30

Natural Gas Liquids ($/Bbl)
Price, net of transportation	67.23	66.08	72.79	63.37	64.56
Royalties	(11.62)	(2.56)	(16.42)	(7.02)	(20.15)
Operating costs (3)	(9.85)	(5.82)	(11.31)	(12.13)	(10.09)

Netback	45.76	57.70	45.06	44.22	34.32

(1)	United States operations included in the table had an average realized price of $63.79/Boe, royalties of $15.53/Boe and operating costs of $10.21/Boe resulting in an average yearly netback of $38.05/Boe.

(2)	NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities, with adjustments for heat content included in the commodity price reported. Accordingly, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

(3)	Operating costs include all costs related to the operation of wells, facilities and gathering systems. Processing revenue has been deducted from these costs.
The following table summarizes sales volumes by Paramount’s COU’s for the year ended December 31, 2007.

2007

Natural Gas (MMcf)
Kaybob	8,129
Grande Prairie	4,105
Northern	9,386
Southern	6,614
Other	528

Total	28,762

Light and Medium Crude Oil (MBbl)
Kaybob	32
Grande Prairie	242
Northern	275
Southern	460
Other	1

Total	1,010

Natural Gas Liquids (MBbl)
Kaybob	163
Grande Prairie	37
Northern	41
Southern	39
Other	0

Total	281

GENERAL
Competitive Conditions
The petroleum and natural gas industry is highly competitive. Paramount competes with numerous other participants in the search for and acquisition of crude oil and natural gas properties and in the marketing of these commodities. Competition is particularly intense in the acquisition of prospective oil and natural gas properties and reserves. Paramount’s competitive position depends upon its geological, geophysical and engineering expertise and its financial resources. In addition, successful reserve replacement in the future will depend not only on the further development of present properties, but also on the ability to select and acquire suitable prospects for exploratory drilling and development.
Paramount has firm pipeline capacity for the majority of its natural gas production as opposed to interruptible service. The Company closely monitors the daily production from all of its plants to ensure that contractual obligations are met. After balancing contractual obligations, natural gas sales are directed to the highest netback market.
Employees
At December 31, 2007, Paramount had 176 full-time head office employees and 73 full-time employees at field locations. The Company also engages a number of contractors and service providers. Paramount’s compensation of full-time employees includes a combination of salary, cash and/or stock bonuses, benefits and participation in either a stock option plan or a Company-assisted share purchase savings plan. Amounts contributed by Paramount are utilized by the plan trustee to purchase shares of the Company under the stock incentive plan and savings plan.
Environmental Protection
The oil and natural gas industry is governed by environmental requirements under both Canadian and United States federal, provincial or state and municipal or county laws, regulations and guidelines, which restrict and/or prohibit the release of emissions or pollutants and regulate the storage, handling, transportation and disposal of various substances produced or utilized in association with oil and gas industry operations.
The tenet of Paramount’s environmental policy is to protect the environment, maintain public health and safety, and comply with all applicable environmental laws, regulations and standards. Paramount will do all that it reasonably can to ensure that sound environmental, health and safety practices are followed in all of its operations and activities.
Paramount’s environmental, health and safety programs are guided by a committee of the board of directors, comprised of three non-management directors of the Company, to ensure that this policy is supported. These programs apply to all employees of Paramount. The Company monitors all activities and makes reasonable efforts to ensure that companies who provide services to Paramount will operate in a manner consistent with its environmental policy.

DIRECTORS AND OFFICERS
The following information is provided for each director and executive officer of Paramount as at the date of this annual information form:
DIRECTORS

	Director
Names and Municipality of Residence	Since	Principal Occupation for Past Five Years

Clayton H. Riddell(1)(6) Calgary, Alberta, Canada	1978	Chairman of the Board and Chief Executive Officer of Paramount

James H.T. Riddell(2)(6) Calgary, Alberta, Canada	2000	President and Chief Operating Officer of Paramount

John C. Gorman(3)(4) Calgary, Alberta, Canada	2002	Retired

Dirk Jungé, C.F.A.(4) Bryn Athyn, Pennsylvania, United States	2000	Chairman, Chief Executive Officer and President, Pitcairn Trust Company (a private trust company)

David M. Knott Syosset, New York, United States	1998	Managing General Partner, Knott Partners, L.P. (an investment firm)

Wallace B. MacInnes, Q.C.(1)(3)(4)(5) Calgary, Alberta, Canada	1978	Retired. Previously, Counsel to Gowling Lafleur Henderson LLP (a national law firm)

Violet S.A. Riddell Calgary, Alberta, Canada	1978	Business Executive

Susan L. Riddell Rose Calgary, Alberta, Canada	2000	President and Chief Executive Officer of Paramount Energy Operating Corp., a wholly-owned subsidiary of Paramount Energy Trust (a public energy trust)

John B. Roy(1)(3)(4)(5) Calgary, Alberta, Canada	1981	Independent Businessman. Previously, Vice-President and Director, Investment Banking, Jennings Capital Inc. (a private investment banking firm)

Alistair S. Thomson(3)(4) Sidney, British Columbia, Canada	1992	Retired. Previously, President, Touche Thomson & Yeoman Investment Consultants Ltd. (a private investment firm)

Bernhard M. Wylie(5) Calgary, Alberta, Canada	1978	Business Executive

Notes:

(1)	Member of the Compensation Committee of Paramount’s board.

(2)	Mr. Riddell was a director of Jurassic Oil and Gas Ltd. (“Jurassic”), a private oil and gas company, within one year prior to such company becoming bankrupt. Jurassic’s bankruptcy was subsequently annulled.

(3)	Member of the Audit Committee of Paramount’s board.

(4)	Member of the Corporate Governance Committee of Paramount’s board.

(5)	Member of the Environmental, Health and Safety Committee of Paramount’s board.

(6)	Messrs C. H. Riddell and J. H. T. Riddell hold executive offices with the general partner and administrator of Trilogy and with MGM Energy. Substantial time is devoted to their offices in Trilogy and MGM Energy, however, they are not paid a salary by Trilogy or MGM Energy therefore such offices are not considered their principal occupation.

EXECUTIVE OFFICERS

Names and Municipality of
Residence	Office	Principal Occupation for Past Five Years

Clayton H. Riddell(1) Calgary, Alberta, Canada	Chief Executive Officer	Chairman of the Board and Chief Executive Officer of Paramount

James H.T. Riddell(1) Calgary, Alberta, Canada	President and Chief Operating Officer	President and Chief Operating Officer of Paramount

Bernard K. Lee Calgary, Alberta, Canada	Chief Financial Officer	Chief Financial Officer of Paramount since May 2003. Prior thereto, Mr. Lee held a variety of senior positions with Alberta Energy Company Ltd. and its successor EnCana Corporation, both public oil and gas exploration and production companies.

Charles E. Morin Calgary, Alberta, Canada	Corporate Secretary	Corporate Secretary, General Counsel and Manager, Land of Paramount

Note:

(1)	Messrs C. H. Riddell and J. H. T. Riddell hold executive offices with the general partner and administrator of Trilogy and with MGM Energy. Substantial time is devoted to their offices in Trilogy and MGM Energy, however, they are not paid a salary by Trilogy or MGM Energy therefore such offices are not considered their principal occupation.
As at December 31, 2007, the directors and officers of the Company as a group beneficially owned or controlled, directly or indirectly, 38,014,747 Common Shares, representing approximately 56.2 percent of the 67,681,774 Common Shares outstanding at such date.
Certain directors and officers of Paramount are also directors and/or officers and/or significant shareholders of other companies or entities engaged in the oil and gas business generally and which, in certain cases, own interests in oil and gas properties in which Paramount holds, or may in the future, hold an interest. As a result, situations may arise where such individuals have a conflict of interest. Such conflicts of interest will be resolved in accordance with Paramount’s governing corporate statute, the Business Corporations Act (Alberta), and Paramount’s internal policies respecting conflicts of interest. The Business Corporations Act (Alberta) requires that a director or officer of a corporation who is party to a material contract or proposed material contract with the corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the corporation, disclose in writing to the corporation or request to have entered into the minutes of meetings of directors the nature and extent of the director’s or officer’s interest; and, if a director, that he or she not vote on any resolution to approve the contract, except in certain circumstances. The Business Corporations Act (Alberta) also requires that a corporation’s directors and officers act honestly and in good faith with a view to the best interest of the corporation. Paramount’s internal policies respecting conflicts of interest require that directors and officers of Paramount avoid putting themselves in a conflict of interest position and, if such a position arises, that disclosure of such position be made so that Paramount can approve or disapprove such position, with disapproved conflict of interest positions requiring immediate cessation by the director or officer.
Additionally, certain conflicts of interest could arise as a result of the relationships between Paramount and Trilogy. Pursuant to a services agreement, Paramount’s wholly-owned partnership (Paramount Resources) provides certain operational, administrative and other services to a wholly-owned subsidiary of Trilogy (Trilogy Energy Ltd.) to assist in performing its duties and obligations as general partner of Trilogy’s oil and gas partnership and as administrator of Trilogy and Trilogy’s subsidiary Trilogy Holding Trust. The directors and officers of Paramount and Trilogy Energy Ltd. have fiduciary duties to manage Paramount and Trilogy Energy Ltd., respectively, in a manner beneficial to Paramount and Trilogy Energy Ltd., respectively. Trilogy Energy Ltd., as administrator of Trilogy, has a duty to administer the affairs of Trilogy with a view to the best interests of Trilogy, and as the general partner of Trilogy’s partnership, Trilogy Energy Ltd. has a fiduciary duty to manage the partnership in a manner beneficial to all the partners of the partnership, including Trilogy Holding Trust and indirectly, Trilogy. The duties of the directors and officers of Trilogy Energy Ltd. and Paramount to those entities may come into conflict with the interests of Paramount’s shareholders. Under the services agreement with Trilogy, Paramount is reimbursed for all reasonable costs (including expenses of a general and administrative nature).
The following individuals hold director and/or officer positions in both Paramount and Trilogy:

Individual	Paramount	Trilogy

Clayton H. Riddell	Director, Chairman of the Board and Chief Executive Officer	Director and Chairman of the Board

James H.T. Riddell	Director, President and Chief Operating Officer	Director, President and Chief Executive Officer
Certain conflicts of interest could also arise as a result of the relationship between Paramount and MGM Energy. Pursuant to a services agreement, Paramount provides certain operational, administrative and other services to MGM Energy to assist MGM Energy in performing its duties and obligations. The directors and officers of Paramount and MGM Energy have fiduciary duties to manage Paramount and MGM Energy, respectively, in a manner beneficial to Paramount and MGM Energy, respectively. The duties of the directors and officers of MGM Energy and Paramount to those entities may come into conflict with the interests of Paramount’s shareholders. Under the services agreement with MGM Energy, Paramount is reimbursed for all reasonable costs incurred in providing the services to MGM Energy, including expenses of a general and administrative nature, plus 10 percent of such costs.
The following individuals hold director and/or officer positions in both Paramount and MGM Energy:

Individual	Paramount	MGM Energy

Clayton H. Riddell	Director, Chairman of the Board and Chief Executive Officer	Director and Chief Executive Officer

James H.T. Riddell	Director, President and Chief Operating Officer	Director and Executive Chairman
Paramount is, and has been since 1992, the general partner of T.T.Y. Paramount Partnership No. 5 (“TTY”), a limited partnership which is an unlisted reporting issuer in certain provinces of Canada. TTY was established in 1980 to conduct oil and gas exploration and development, but has not carried on operations since 1984 and currently has nominal assets. A cease trade order against TTY was issued by the Quebec Securities Commission in 1999 for failing to file the June 30, 1998 financial statements in Quebec. TTY received exemptions from filing interim financial statements in Alberta in 1985 and in Manitoba and Ontario in 1986. Paramount intends to dissolve TTY in 2008.

AUDIT COMMITTEE INFORMATION
The full text of the audit committee’s charter is included in APPENDIX D of this annual information form.
Composition of the Audit Committee
The audit committee consists of four members, all of whom are independent and financially literate. The relevant education and experience of each audit committee member is outlined below:
J.B. Roy
Mr. Roy has been a director of the Company since 1981. He is an independent businessman. Prior to December 1, 2003, he had served as the Vice-President and Director, Investment Banking of Jennings Capital Inc. (a private investment banking firm). From 1970 to 1996, he held various positions at Greenshields Incorporated and its successor, Richardson Greenshields of Canada Ltd. (private investment banking firm). Mr. Roy graduated from Queen’s University with a Bachelor of Science degree in Mechanical Engineering and received a Diploma in Management from McGill University. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.
W. B. MacInnes
Mr. MacInnes has been a director of the Company since 1978. From 2001 to 2004 he was counsel to Gowling Lafleur Henderson LLP (a national law firm). Prior thereto he was a partner with, and counsel to, Ballem MacInnes LLP (a Calgary law firm). Mr. MacInnes graduated from the University of Manitoba with a Bachelor of Laws (Honours) degree and is a member of the Canadian Bar Association.
J. C. Gorman
Mr. Gorman has been a director of the Company since 2002. Prior to his retirement in 2000, he was the President and CEO of an energy trading, marketing and financial services company from 1996 to 2000 and a corporate banker with the Bank of Montreal (a Canadian chartered bank) from 1972 to 1996, retiring as Senior Vice President, Natural Resources Group. Mr. Gorman obtained a Bachelor of Arts degree from the University of Ottawa and a Master of Business Administration degree from the University of Western Ontario.
A. S. Thomson
Mr. Thomson has been a director of the Company since 1992. He is a retired businessman. Prior to his retirement, Mr. Thomsom was the President of Touche Thomson & Yeoman Investment Consultants Ltd. (a private investment firm), which primarily advised clients on investments in the Canadian oil and gas industry, a position he held since 1975. Mr. Thomson graduated from the University of St. Andrews, Scotland, with a Master of Arts (Honours) degree in Political Economy and Geography. He is a past President of both the Alberta Society of Financial Analysts and the Economics Society of Alberta.
Pre-Approval Policies and Procedures
The Company’s audit committee has adopted a policy with respect to the pre-approval of audit and permitted non-audit services to be provided by Ernst & Young LLP.
The audit committee has delegated authority to the Chairman of the audit committee to pre-approve the provision of non-prohibited audit and non-audit services by Ernst & Young LLP not otherwise pre-approved by the full audit committee, including the fees and terms of the proposed services (“Delegated Authority”). All pre-approvals granted pursuant to Delegated Authority must be presented by the Chairman to the full audit committee at its next meeting.

All proposed services and the fees payable in connection with such services that have not already been pre-approved must be pre-approved by either the audit committee or pursuant to Delegated Authority.
Of the fees reported below under the heading “External Auditor Service Fees”, none of the fees billed by Ernst & Young LLP were approved by the audit committee pursuant to an available de minimis exemption.
External Auditor Service Fees
The following table provides information about the fees billed and billable to the Company for professional services rendered by Ernst & Young LLP in respect of financial years ended December 31, 2007 and December 31, 2006:

($ thousands)	2007	2006

Audit Fees	694	993
Audit-Related Fees	73	9
All Other Fees	5	—

Total	772	1,002

Audit Fees. Audit fees consist of fees for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit Fees. During fiscal 2007 and 2006, the services provided in this category included, among other things, the completion of an audit of the financial statements of a subsidiary of the Company.
DESCRIPTION OF SHARE CAPITAL
The Company’s authorized share capital as of the date hereof consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of December 31, 2007, 67,681,774 Common Shares were issued and outstanding.
Common Shares
The holders of the Common Shares are entitled to receive dividends if, as and when declared by the board of directors of the Company. The holders of the Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company. Holders are entitled to one (1) vote in respect of each Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series at such meeting provided that if the Company fails to pay the full amount of any dividend declared by the board of directors of the Company on the Common Shares on the date specified for payment of such dividend, then, for so long as any dividends remain in arrears on the Common Shares, the holders of the Common Shares shall be entitled to two (2) votes in respect of each Common Share held at all meetings of the shareholders of the Company. In the event of liquidation, dissolution or winding up of the Company or other distributions of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will be entitled, subject to preferences accorded to holders of any class or series of preferred shares, to participate ratably in any distribution of the assets of the Company.

Preferred Shares, Issuable in Series
Preferred shares are non-voting and may be issued in one or more series. The board of directors may determine the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares before the issue of such series.
CREDIT RATINGS
The following table outlines the ratings of the Company and its debt securities as of December 31, 2007.

	Standard & Poor’s Ratings	Moody’s Investors Service
	Services (“S&P”)	(“Moody’s”)

Long-Term/Issuer Rating	B	Caa1
2013 Notes	B	Caa1
Outlook	Stable	Stable

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.
S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of B by S&P is the sixth highest of ten categories. An obligor rated ‘B’ is more vulnerable than the obligors rated ‘BB’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.
Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Caa by Moody’s is the seventh highest of nine categories and is assigned to debt securities which are judged to be of poor standing and are subject to very high credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

MARKET FOR SECURITIES
The Common Shares of Paramount are listed on the TSX under the trading symbol “POU”. The following table outlines the share price trading range and volume of shares traded by month in 2007.

	Price Range
	($ per share)
2007	High	Low	Trading Volume

January	24.09	17.81	6,422,500
February	22.50	18.32	5,993,300
March	20.84	15.60	7,186,200
April	25.40	18.27	10,563,200
May	28.13	24.30	7,811,200
June	26.50	20.23	5,960,600
July	21.04	17.40	4,294,800
August	18.39	16.54	6,427,800
September	20.18	17.51	6,086,400
October	19.31	17.02	3,987,800
November	18.93	13.28	7,592,900
December	14.57	12.75	3,976,700

DIVIDENDS
Paramount has not paid a cash dividend in the last three fiscal years. Future payments will be dependent upon the financial requirements of the Company to reinvest earnings, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate.
LEGAL PROCEEDINGS
The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in Paramount’s favour, the Company does not currently believe that the outcome of any pending or threatened proceedings related to these or other matters, or the amounts which the Company may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity.

RISK FACTORS
Below are certain risk factors related to Paramount which you should carefully consider. If any event arising from these risk factors occurs, the Company’s business, prospects, financial condition, results of operation or cash flows could be materially adversely affected.
Oil and natural gas prices are volatile and low prices will adversely affect Paramount’s business.
Fluctuations in the prices of oil and natural gas will affect many aspects of Paramount’s business, including:
▪	Paramount’s revenues, cash flows and earnings;

▪	Paramount’s ability to attract capital to finance its operations;

▪	Paramount’s cost of capital;

▪	the amount Paramount is allowed to borrow under its senior credit facility; and

▪	the value of Paramount’s oil and natural gas properties.
Both oil and natural gas prices are extremely volatile. Oil and natural gas prices have fluctuated widely during recent years and are likely to continue to be volatile in the future. Oil and natural gas prices may fluctuate in response to a variety of factors beyond Paramount’s control, including:
▪	global energy policy, including the ability of the Organization of Petroleum Exporting Countries to set and maintain production levels and prices for oil;

▪	geopolitical conditions;

▪	global and domestic economic conditions;

▪	weather conditions;

▪	the supply and price of imported oil and liquefied natural gas;

▪	the production and storage levels of North American natural gas;

▪	the level of consumer demand;

▪	the price and availability of alternative fuels;

▪	the proximity of reserves to, and capacity of, transportation facilities;

▪	the effect of world-wide energy conservation measures; and

▪	government regulations.
Paramount’s operations are highly focused on natural gas. Any material decline in natural gas prices could result in a significant reduction of Paramount’s production revenue and overall value. Any material decline in oil prices could also result in a reduction of Paramount’s production revenue and overall value.
The economics of producing from some oil and natural gas wells could change as a result of lower prices. As a result, Paramount could elect not to produce from certain wells. Any material decline in oil and/or natural gas prices could also result in a reduction in Paramount’s oil and natural gas acquisition and development activities.
Any substantial and extended weakness in the price of oil or natural gas would have an adverse effect, possibly significant, on Paramount’s operating results and Paramount’s borrowing capacity because borrowings under

Paramount’s senior credit facility are limited by a borrowing base amount that is established periodically by the lenders. This borrowing base amount is the lenders’ estimate of the present value of the future net cash flow from Paramount’s oil and natural gas properties.
Paramount is highly dependent on certain senior officers.
Paramount is highly dependent on its Chief Executive Officer and its President and Chief Operating Officer. The loss of either of these officers could impede the achievement of Paramount’s objectives and could adversely affect Paramount’s business and results of operations.
Paramount’s actual reserves could be lower than estimates.
Estimates of oil and natural gas reserves involve a great deal of uncertainty, because they depend in large part upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that a reservoir of oil and natural gas exists at a particular location, and whether oil and natural gas are recoverable from a reservoir. The probability of the existence and recoverability of reserves is less than 100 percent and actual recoveries of proved reserves usually differ from estimates.
Estimates of oil and natural gas reserves also require numerous assumptions relating to operating conditions and economic factors, including, among others:
▪	the price at which recovered oil and natural gas can be sold;

▪	the costs associated with recovering oil and natural gas;

▪	the prevailing environmental conditions associated with drilling and production sites;

▪	the availability of enhanced recovery techniques;

▪	the ability to transport oil and natural gas to markets; and

▪	governmental and other regulatory factors, such as taxes and environmental laws.
A change in one or more of these factors could result in known quantities of oil and natural gas previously estimated as proved reserves becoming unrecoverable. For example, a decline in the market price of oil or natural gas to an amount that is less than the cost of recovery of such oil and natural gas in a particular location could make production of that oil or natural gas commercially uneconomical. Each of these factors, by having an impact on the cost of recovery and the rate of production, will also reduce the present value of future net cash flows from estimated reserves.
In addition, estimates of reserves and future net cash flows expected from them are prepared by different independent engineers, or by the same engineers at different times, and may vary substantially.
Furthermore, in accordance with Canadian GAAP and U.S. GAAP, Paramount could be required to write-down the carrying value of its oil and natural gas properties if oil and natural gas prices become depressed for even a short period of time, or if there are substantial downward revisions to Paramount’s quantities of reserves. A write-down would result in a charge to earnings and a reduction of shareholders’ equity.
Royalty rates and regulations are subject to change.
On October 25, 2007, the Government of Alberta announced a new Alberta Royalty Framework (“ARF”). The ARF establishes new royalties for conventional oil, natural gas and bitumen that are linked to price and production levels and apply to both new and existing conventional oil and gas activities and oil sands projects. The changes introduced by the ARF are to be effective January 1, 2009. The changes to the royalty regime require new legislation, changes to existing legislation and regulation and development of software by the Government of Alberta to support the calculation and collection of royalties. Certain proposed changes contemplate further public and/or industry consultation. If, as a result of such examination, the Government of Alberta ultimately further modifies the province’s royalty regime prior to the implementation of the ARF, or if other jurisdictions in which the Company operates change their royalty regimes, such changes could have a material adverse affect on the Company’s assets, results of operations and its ability to execute its business plan.
If Paramount is unsuccessful in acquiring and developing oil and natural gas properties, it will be prevented from increasing its reserves and its business will be adversely affected because it will eventually deplete its reserves.
Paramount’s future success depends upon its ability to find, develop and acquire additional oil and natural gas reserves that are economically recoverable. Without successful exploration, exploitation or acquisition activities, Paramount’s reserves, revenues and cash flow will decline. Paramount cannot assure you that it will be able to find and develop or acquire additional reserves at an acceptable cost or at all. The successful acquisition and development of oil and natural gas properties requires an assessment of:
▪	recoverable reserves;

▪	future oil and natural gas prices and operating and capital costs;

▪	potential environmental and other liabilities; and

▪	productivity of new wells drilled.
These assessments are inexact and, if Paramount makes them inaccurately, it might not recover the purchase price of a property from the sale of production from the property or might not recognize an acceptable return from properties it acquires. In addition, the costs of exploitation and development could materially exceed Paramount’s initial estimates.
If Paramount is unable to increase its reserves, the Company’s business will be adversely affected because it will eventually deplete its reserves.
Factors beyond Paramount’s control affect its ability to market production and could adversely affect Paramount’s business.
Paramount’s ability to market its oil and natural gas depends upon numerous factors beyond its control. These factors include:
▪	the availability of processing capacity;

▪	the availability and proximity of pipeline capacity;

▪	the supply of and demand for oil and natural gas;

▪	the availability of alternative fuel sources;

▪	the effects of weather conditions;

▪	regulation of oil and natural gas marketing; and

▪	regulation of oil and natural gas sold or transported outside of Canada.
Because of these factors, Paramount could be unable to market all of the oil or natural gas it produces. In addition, Paramount may be unable to obtain favorable prices for the oil and natural gas it produces.

Paramount is a medium-sized company operating in a highly competitive industry. Companies and other entities in the industry with greater resources or greater access to capital markets can outbid Paramount for acquisitions or secure acquisitions which Paramount cannot.
The oil and natural gas industry is highly competitive. Many of Paramount’s competitors have greater financial and personnel resources and/or have greater access to capital markets than Paramount does. Paramount’s ability to acquire additional properties and to discover reserves depends upon its ability to evaluate and select suitable properties and to complete transactions in a highly competitive and challenging environment.
Paramount may not have or be able to obtain necessary capital when required to fund its exploration, development and operations.
Paramount may not have, or be able to obtain, through financings, asset dispositions or otherwise on terms acceptable to the Company or at all, necessary capital when required to fund its exploration, development and operations. Failure to have or obtain necessary capital when required could result in Paramount’s inability to develop its existing reserves and resources, discover new reserves and make acquisitions or could result in the termination or reduction of Paramount’s property interests, either of which may have a material adverse effect on the Company’s assets, results of operations and ability to execute its business plan.
Drilling activities are subject to many risks and any interruption or lack of success in Paramount’s drilling activities will adversely affect Paramount’s business.
Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered and that Paramount will not recover all or any portion of its investment. The cost of drilling, completing and operating wells is often uncertain. Paramount’s drilling operations could be curtailed, delayed or cancelled as a result of numerous factors, many of which are beyond its control, including:
▪	weather conditions;

▪	required compliance with governmental requirements; and

▪	shortages or delays in the delivery of equipment and services.
If Paramount is unable to access its properties or conduct its operations due to surface conditions, Paramount’s business will be adversely affected.
The exploration for and development of oil and natural gas reserves depends upon access to areas where operations are to be conducted. Oil and gas industry operations are affected by road bans imposed from time to time during the break-up and thaw period in the spring. Road bans are also imposed due to snow, mud and rock slides and periods of high water which can restrict access to Paramount’s well sites and production facility sites.
Paramount conducts a portion of its operations in Northern Alberta, Northeast British Columbia and the Northwest Territories of Canada, which Paramount is able to do on a seasonal basis only. Unless the surface is sufficiently frozen, Paramount is unable to access its properties, drill or otherwise conduct its operations as planned. In addition, if the surface thaws earlier than expected, Paramount must cease its operations for the season earlier than planned. In recent years, winters in Paramount’s Northern Alberta, Northeast British Columbia and Northwest Territories operating areas have been warmer than it has normally experienced, so its operating seasons have been shorter than in the past. Paramount’s inability to access its properties or to conduct its operations as planned will result in a shutdown or slow down of its operations, which will adversely affect its business.

Aboriginal peoples may make claims regarding the lands on which Paramount’s operations are conducted.
Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada, including some of the properties on which Paramount conducts its operations. If any aboriginal peoples file a claim asserting aboriginal title or rights to the lands on which any of Paramount’s properties are located, and if any such claim is successful, it could have an adverse effect on Paramount’s assets, results of operations and ability to execute its business plan.
Paramount’s hedging activities could result in losses.
The nature of Paramount’s operations results in exposure to fluctuations in commodity prices, currency exchange rates and interest rates. Paramount monitors and, when appropriate, utilizes derivative financial instruments and physical delivery contracts to hedge its exposure to these risks. Paramount is exposed to credit related losses in the event of non-performance by counterparties to these financial instruments and physical delivery contracts. From time to time, Paramount enters into hedging activities in an effort to mitigate the potential impact of declines in oil and natural gas prices, changes in the value of the Canadian dollar versus the U.S. dollar or changes in interest rates.
If product prices increase, or the value of the Canadian dollar versus the U.S. dollar changes, or interest rates change from that provided in Paramount’s various hedging agreements, Paramount could be required to make cash payments to counterparties, could lose the cost of floors, or a ceiling or fixed price could limit Paramount from receiving the full benefit of commodity price increases, changes in the value of the Canadian dollar or changes in interest rates.
In addition, by entering into these hedging activities, Paramount may suffer financial loss if:
▪	it is unable to produce oil or natural gas to fulfill its obligations;

▪	it is required to pay a margin call on a hedge contract; or

▪	it is required to pay royalties based on a market or reference price that is higher than its fixed or ceiling price.
Complying with environmental and other government requirements could be costly and could negatively affect Paramount’s business.
Paramount’s operations are governed by numerous Canadian and United States laws and regulations at the municipal, provincial, state and federal levels. These laws and regulations govern the operation and maintenance of Paramount’s facilities, the discharge of materials into the environment, storage, treatment and disposal of wastes, remediation of contaminated sites, and other environmental protection issues. Paramount believes it is in material compliance with applicable requirements.
Under these laws and regulations, Paramount is currently conducting remediation projects at a variety of owned and operated locations. If environmental damage occurs, Paramount could be liable for personal injury, clean-up costs, remedial measures and other environmental and property damage, as well as administrative, civil and criminal penalties, and Paramount could also be required to cease production.
Changes in environmental requirements or newly discovered conditions could negatively affect Paramount’s results of operations.
The costs of complying with new environmental laws, regulations or guidelines, or changes in enforcement policy, or newly discovered conditions, may have a material adverse effect on Paramount’s financial condition or results of operations. Future changes in environmental legislation could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on Paramount’s financial condition or results of operations.

In 1994, the United Nations’ Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which requires participating countries, upon ratification, to reduce their emissions of carbon dioxide and other greenhouse gases (“GHGs”). Canada ratified the Kyoto Protocol in late 2002 and as a result is obligated to set legally binding limits on GHG emissions. On October 19, 2006, the Canadian Federal Government introduced into Parliament Bill C-30 — the Clean Air Act and released its accompanying Notice of Intent to Develop and Implement Regulations and Other Measures to Reduce Air Emissions. Bill C-30 and the Notice of Intent are intended to reflect the Government’s “made in Canada” approach to Canada’s Kyoto Protocol obligations and reduce air pollutants and GHG emissions in Canada. Bill C-30 does not expressly include emission reduction targets. However, the Notice of Intent provides for sector emission intensity based targets for GHGs to come into effect by the end of 2010 and for long-term GHG emission reduction targets to be met by 2050. It is premature to predict what impact such policies and proposed environmental legislation will have on the Canadian oil and gas industry, but Paramount will likely face increased operating costs in order to comply with GHG emission targets and/or reductions. If such increases are significant, they may have a material adverse effect on Paramount’s financial condition or results of operations.
Paramount’s holding of trust units of Trilogy is subject to a number of risks.
Paramount held approximately 20.0 million trust units of Trilogy as at February 29, 2008 (representing approximately 21.0 percent of the issued and outstanding trust units of Trilogy as at such date). Trilogy is a public oil and gas trust spun out by Paramount in April 2005. Any material adverse effect on Trilogy may have a material adverse effect on the value of the Trilogy trust units held by Paramount. Decreases in the trading price of Trilogy’s trust units or reductions in, or cessation of, the monthly cash distributions on Trilogy’s trust units could have a material adverse effect on Paramount’s assets, cash flow and results of operations, its ability to execute its business plan and the net amount Paramount is able to borrow under its senior credit facility.
Paramount’s holding of common shares of MEG is subject to a number of risks.
Paramount held 3.7 million common shares of MEG as at February 29, 2008. MEG is a private corporation that holds extensive oil sands leases in Alberta. Any material adverse effect on MEG may have a material adverse effect on the value of the MEG common shares held by Paramount. As MEG is a private corporation, there is currently no market for the MEG common shares that Paramount holds and there is no guarantee that a market for these common shares will develop. The value of the MEG common shares held by Paramount may not be able to be realized unless and until a market for these common shares develops, and even if such a market develops there is no guarantee respecting the price Paramount will receive for its MEG common shares or that the Company will be able to sell the number of its MEG common shares desired, if any. Decreases in the value of the MEG common shares held by Paramount could have a material adverse effect on the Company’s assets, results of operations and ability to execute its business plan.
Paramount’s holding of common shares of MGM Energy is subject to a number of risks.
Paramount held 21.5 million common shares of MGM Energy as at February 29, 2008 (representing approximately 16.7 percent of the issued and outstanding common shares of MGM Energy as at such date). MGM Energy is a public oil and gas company spun out by Paramount in January 2007. MGM Energy has extensive holdings of, and interests in, exploratory oil and gas properties in the Northwest Territories. Any material adverse effect on MGM Energy may have a material adverse effect on the value of the MGM Energy common shares held by Paramount. Decreases in the trading price of the common shares of MGM Energy could have a material adverse effect on Paramount’s assets, results of operations and ability to execute its business plan.

Paramount’s future exploration, exploitation and development projects are subject to change.
Whether Paramount ultimately undertakes an exploration, exploitation or development project will depend upon the following factors among others:
▪	the availability and cost of capital;

▪	the receipt of additional seismic data or the reprocessing of existing data;

▪	the current and projected oil or natural gas prices;

▪	the cost and availability of drilling rigs, other equipment, supplies and personnel necessary to conduct operations;

▪	access to transportation and processing;

▪	the success or failure of activities in similar areas;

▪	changes in the estimates of the costs to complete a project;

▪	Paramount’s ability to attract other industry partners to acquire a portion of the working interest so as to reduce Paramount’s costs and risk exposure;

▪	the decisions of Paramount’s joint working interest owners; and

▪	the ability of joint interest partners to meet financial commitments.
Paramount will continue to gather data about Paramount’s projects and it is possible that additional information will cause Paramount to alter its schedule or determine that a project should not be pursued at all. You should understand that Paramount’s plans regarding its projects might change.
Paramount’s operations are affected by operating hazards and uninsured risks, and a shutdown or slowdown of its operations will adversely affect Paramount’s business.
There are many operating hazards in exploring for and producing oil and natural gas, including:
▪	Paramount’s drilling operations could encounter unexpected formations or pressures that could cause damage to Paramount’s employees or other persons, equipment and other property or the environment;

▪	Paramount could experience blowouts, accidents, oil spills, fires or incur other damage to a well that could require Paramount to re-drill the well or take other corrective action;

▪	Paramount could experience equipment failure that curtails or stops production; and

▪	Paramount’s drilling and production operations, such as trucking of oil, are often interrupted by bad weather.
Any of these events could result in damage to, or destruction of, oil and natural gas wells, production facilities or other property. In addition, any of the above events could result in environmental damage or personal injury for which Paramount will be liable.
The occurrence of a significant event against which Paramount is not fully insured or indemnified could seriously harm Paramount’s financial condition, operating results and ability to carry on its business.

Paramount does not control all of its operations.
Paramount does not operate all of its properties, so it has limited influence over the operations of some of its properties. Paramount’s lack of control could result in the following:
▪	the operator might initiate exploration or development on a faster or slower pace than Paramount prefers;

▪	the operator might propose to drill more wells or build more facilities on a project than Paramount has funds for or that Paramount deems appropriate, which could mean that Paramount is unable to participate in the project or share in the revenues generated by the project even though Paramount paid its share of exploration costs; and

▪	if an operator refuses to initiate a project, Paramount might be unable to pursue the project.
Any of these events could materially reduce the value of Paramount’s properties.
Essential equipment and/or personnel might not be available.
Oil and natural gas exploration and development activities depend upon the availability of drilling and related equipment in the particular areas in which those activities will be conducted and qualified personnel. Demand for that equipment or access restrictions may affect the availability of that equipment and delay Paramount’s exploration and development activities. Likewise, a shortage of qualified personnel may delay Paramount’s exploration and development activities.

TRANSFER AGENT AND REGISTRAR
The Company’s transfer agent and registrar is Computershare Trust Company of Canada located at the following address:
6th Floor, Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8
INTERESTS OF EXPERTS
Ernst & Young LLP, Chartered Accountants, are the Company’s auditors and such firm has prepared an opinion with respect to the Company’s consolidated financial statements as at and for the fiscal year ended December 31, 2007. Information relating to Paramount’s reserves in this annual information form was prepared by McDaniel as an independent qualified reserves evaluator. Information relating to Trilogy’s reserves in APPENDIX C of this annual information form was prepared by Paddock Lindstrom & Associates Ltd. (“Paddock Lindstrom”) as an independent qualified reserves evaluator. Information relating to MGM Energy’s reserves in APPENDIX C of this annual information form was prepared by McDaniel as an independent qualified reserves evaluator.
The principals of McDaniel and Paddock Lindstrom own beneficially, directly or indirectly, less than 1% of any class of Paramount’s securities.
ADDITIONAL INFORMATION
Additional information relating to Paramount is available via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.
Additional information, including directors’ and officers’ remuneration, principal holders of Paramount’s securities, and options to purchase securities, is contained in the Information Circular for Paramount’s most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in Paramount’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2007.

APPENDIX A
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR
To the board of directors of Paramount Resources Ltd. (the “Company”):
1.	We have evaluated the Company’s reserves data as at December 31, 2007. The reserves data are estimates of proved and proved plus probable oil and gas reserves as at December 31, 2007 using forecast prices and costs and the related estimated future net revenue.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us, for the year ended December 31, 2007, and identifies the respective portions thereof that we have evaluated, audited and reviewed and reported on to the Company’s management:

		Net Present Value of Future Net Revenue $M
Preparation Date of		(before income taxes, 10% discount rate)
Evaluation Report	Location of Reserves	Audited	Evaluated	Reviewed	Total
February 26, 2008	Canada/United States	—	679,461	—	679,461
5.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update our reports for events and circumstances occurring after the preparation date.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.
Executed as to our report referred to above:
MCDANIEL & ASSOCIATES CONSULTANTS LTD.
/s/ P.A. Welch, P. Eng.
President & Managing Director
Calgary, Alberta
March 11, 2008

APPENDIX B
REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION
Management of Paramount Resources Ltd. (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of:
i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2007 using forecast prices and costs; and

ii)	the related estimated future net revenue.
An Independent qualified reserves evaluator has evaluated the Company’s reserves data. The report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.
The Audit Committee of the board of directors of the Company has:
(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.
The Audit Committee of the board of directors of the Company has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Audit Committee, approved:
(a)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information contained in the Company’s annual information form accompanying this report;

(b)	the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

/s/ Clayton H. Riddell	/s/ Bernard K. Lee
Chief Executive Officer	Chief Financial Officer

/s/ James H. T. Riddell	/s/ John C. Gorman
Director	Director
March 14, 2008

APPENDIX C
NATIONAL INSTRUMENT 51-101 EQUITY INVESTMENTS DISCLOSURE
The following is a summary of Trilogy’s reserves and future net revenue as at December 31, 2007 and the costs incurred by Trilogy during the year ended December 31, 2007 multiplied by 18.8 percent, being Paramount’s equity interest in Trilogy as of December 31, 2007. Trilogy’s reserves were independently evaluated by Paddock Lindstrom. The evaluation by Paddock Lindstrom was prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101. The pricing used in the forecast price evaluations is set forth in the notes to the tables. All of the reserves assigned to Trilogy are located in Alberta.
The information contained within this APPENDIX C has been derived solely from Trilogy’s annual information form dated February 29, 2008 which is posted on SEDAR (www.sedar.com) and is not incorporated by reference into this annual information form.
Paramount accounts for its investment in Trilogy using the equity method. As a result, pursuant to NI 51-101, Paramount is required to disclose the following information separately from its own reserves data and other oil and gas information. Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the reserves or future net revenue of Trilogy disclosed within this APPENDIX C nor does Paramount have any direct or indirect obligation in respect of or liability for the costs incurred by Trilogy disclosed within this APPENDIX C. The Company is a unitholder of Trilogy, just like any other unitholder of Trilogy, and, accordingly, the value of the Company’s investment in Trilogy is based on the trading price of Trilogy’s trust units on the TSX.

Reserves Data – Forecast Prices and Costs(1) (2)

	Natural Gas		Light & Medium Crude Oil		Natural Gas Liquids		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Bcf)	(Bcf)	(Mstb)	(Mstb)	(Mstb)	(Mstb)	(MBoe)	(MBoe)

Proved
Developed Producing	35.3	28.7	1,022	845	934	622	7,837	6,248
Developed Non-producing	3.6	2.9	81	63	66	43	747	583
Undeveloped	1.2	1.0	—	—	34	23	242	185

Total Proved	40.1	32.5	1,103	908	1,034	688	8,826	7,016
Total Probable	17.1	14.0	559	457	406	267	3,823	3,051

Total Proved plus Probable	57.3	46.5	1,661	1,365	1,439	955	12,648	10,066

Net Present Value of Future Net Revenue – Forecast Prices and Costs(1)

											Unit Value
											Before Tax
											Discounted
	Net Present Value of Future Net Revenues ($ millions)										at 10%
	Before Income Tax (discounted at)					After Income Tax (discounted at)					$/boe
Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Developed Producing	252.8	193.1	157.6	134.2	117.7	220.4	173.6	144.9	125.5	111.4	20.11
Developed Non-producing	20.3	15.5	12.4	10.2	8.6	16.8	13.1	10.7	8.9	7.7	16.53
Undeveloped	8.7	4.4	2.5	1.5	1.0	6.6	3.4	1.9	1.2	0.8	10.43

Total Proved	281.8	213.0	172.4	145.9	127.3	243.8	190.1	157.5	135.6	119.9	19.54
Total Probable	135.4	71.4	44.7	31.1	23.2	103.8	56.2	36.1	25.7	19.6	11.68

Total Proved plus Probable	417.2	284.4	217.1	177.0	150.6	347.6	246.4	193.5	161.3	139.4	17.16

Future Net Revenue – Forecast Prices and Costs(1)

Reserves Category ($ millions)	Proved	Proved plus Probable

Revenue	511.1	769.7
Royalties	97.4	145.4
Operating Costs	123.7	194.1
Development Costs	3.6	7.7
Well Abandonment Costs	4.6	5.3

Future Net Revenue Before Income Tax	281.8	417.2

Income Taxes	38.0	69.7

Future Net Revenue After Income Tax	243.8	347.6

Notes:

(1)	Same terminology as earlier defined in this annual information form.

(2)	“stb” means stock tank barrels.

Future Net Revenue by Production Group – Forecast Prices and Costs(1)

		Future Net Revenue
		Before Income Tax	Unit Value
		(discounted at 10%)	Before Tax
Reserves Category	Production Group	($ millions)	(discounted at 10%)

Proved	Natural Gas (including by-products but excluding solution gas and by-products from oil wells)	128.7	$3.21/Mcf
	Light and Medium Crude Oil (including solution gas and other by-products)	43.4	$20.32/Bbl
	Other Revenue	0.3	—

Total Proved		172.5	$19.54/Boe

Proved plus Probable	Natural Gas (including by-products but excluding solution gas and by-products from oil wells)	161.1	$2.81/Mcf
	Light and Medium Crude Oil (including solution gas and other by-products)	55.7	$17.95/Bbl
	Other Revenue	0.3	—

Total Proved plus Probable		217.1	$17.16/Boe

Summary of Pricing and Inflation Rate Assumptions(1)

		Alberta Gas
	U.S. Henry Hub	Reference	WTI @	Edmonton				Inflation	Exchange
	Gas Price	Price	Cushing	Reference Price	Condensate	Butane	Propane	Rate	Rate
	(US$/MMbtu)	(Cdn$/MMbtu)	(US$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(%/year)	(US$/Cdn$)

2008	7.75	6.62	90.00	88.75	88.75	71.00	53.25	2.0	1.00
2009	8.25	7.10	88.00	86.73	86.73	69.38	52.04	2.0	1.00
2010	8.42	7.24	84.00	82.70	82.70	66.16	49.62	2.0	1.00
2011	8.58	7.38	82.00	80.67	80.67	64.54	48.40	2.0	1.00
2012	8.75	7.53	80.00	78.65	78.65	62.92	47.19	2.0	1.00

Costs Incurred

Cost Type
($ millions)	2007

Net Acquisitions (corporate and property)
Proved properties	(17.3)
Unproved properties	(0.8)
Exploration	6.0
Development (including facilities)	11.1

Total	(1.0)

Note:

(1)	Same terminology as earlier defined in this annual information form.

The following is a summary of MGM Energy’s reserves and future net revenue as at December 31, 2007 and the costs incurred by MGM Energy during the year ended December 31, 2007 multiplied by 16.7 percent, being Paramount’s equity interest in MGM Energy as of December 31, 2007. MGM Energy’s reserves were independently evaluated by McDaniel. The evaluation by McDaniel was prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101. The pricing used in the forecast price evaluations is set forth in the notes to the tables. All of the reserves assigned to MGM Energy are located in the Northwest Territories.
The information contained within this APPENDIX C has been derived solely from MGM Energy’s annual information form to be filed March, 2008 which will be posted on SEDAR (www.sedar.com) and is not incorporated by reference into this annual information form.
Paramount accounts for its investment in MGM Energy using the equity method. As a result, pursuant to NI 51-101, Paramount is required to disclose the following information separately from its own reserves data and other oil and gas information. Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the reserves or future net revenue of MGM Energy disclosed within this APPENDIX C nor does Paramount have any direct or indirect obligation in respect of or liability for the costs incurred by MGM Energy disclosed within this APPENDIX C. The Company is a shareholder of MGM Energy, just like any other shareholder in MGM Energy, and, accordingly, the value of the Company’s investment in MGM Energy is based on the trading price of MGM Energy’s shares on the TSX.

Reserves Data – Forecast Prices and Costs(1)

	Natural Gas		Light & Medium Crude Oil		Natural Gas Liquids		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Bcf)	(Bcf)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBoe)	(MBoe)

Proved
Developed Producing	—	—	—	—	—	—	—	—
Developed Non-producing	0.1	0.1	12	10	0	0	29	24
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	0.1	0.1	12	10	0	0	29	24
Total Probable	0.0	0.0	4	3	0	0	10	7

Total Proved plus Probable	0.1	0.1	17	13	1	1	39	31

Net Present Value of Future Net Revenue – Forecast Prices and Costs(1)

						Unit Value
						Before Tax
						Discounted
	Net Present Value of Future Net Revenues ($ millions)					at 10%
	Before and After Income Tax (discounted at)					$/boe

Reserves Category	0%	5%	10%	15%	20%
Proved
Developed Producing	—	—	—	—	—	—
Developed Non-producing	1.0	0.9	0.8	0.7	0.6	25.86
Undeveloped	—	—	—	—	—	—

Total Proved	1.0	0.9	0.8	0.7	0.6	25.86
Total Probable	0.4	0.3	0.2	0.1	0.1	19.69

Total Proved plus Probable	1.4	1.1	1.0	0.8	0.7	24.32

Future Net Revenue – Forecast Prices and Costs(1)

Reserves Category ($ millions)	Proved	Proved plus Probable

Future Revenue	1.7	2.3
Royalties	0.3	0.5
Operating Costs	0.2	0.2
Development Costs	0.1	0.1
Well Abandonment Costs	0.0	0.0

Future Net Revenue Before Income Tax	1.0	1.4

Income Taxes	—	—

Future Net Revenue After Income Tax	1.0	1.4

Note:

(1)	Same terminology as earlier defined in this annual information form.

Future Net Revenue by Production Group – Forecast Prices and Costs(1)

		Future Net Revenue	Unit Value
		Before Income Tax	Before Tax
		(discounted at 10%)	(discounted at 10%)
Reserves Category	Production Group	($ millions)	($/Boe)

Proved	Light and Medium Crude Oil	0.4	31.68
	Natural Gas	0.4	21.08
	Natural Gas Liquids	0.0	45.42

Total Proved		0.8	25.86

Proved plus Probable	Light and Medium Crude Oil	0.5	30.32
	Natural Gas	0.4	19.45
	Natural Gas Liquids	0.0	41.25

Total Proved plus Probable		1.0	24.32

Summary of Pricing and Inflation Rate Assumptions(1)

	WTI	Edmonton
	Cushing	Par Price	Natural Gas	Edmonton	Inflation	Exchange
	Oklahoma	40 degrees API	AECO Gas Price	NGL Mix	Rate	Rate
	(US$/Bbl)	(Cdn$/Bbl)	(Cdn$/Gj)	(Cdn$/Bbl)	(%/year)	(US$/Cdn$)

2008	90.00	89.00	6.45	61.60	2.0	1.00
2009	86.70	85.70	7.00	60.20	2.0	1.00
2010	83.20	82.20	7.00	58.00	2.0	1.00
2011	79.60	78.50	7.00	55.80	2.0	1.00
2012	78.50	77.40	7.10	55.20	2.0	1.00
2013	77.30	76.20	7.30	54.70	2.0	1.00
Thereafter	+2%	+2%	+2%	+2%	2.0	1.00

Costs Incurred

Cost Type
($ millions)	2007

Net Acquisitions (corporate and property)
Proved properties	—
Unproved properties	30.6
Exploration	9.9
Development (including facilities)	—

Total	40.5

Note:

(1)	Same terminology as earlier defined in this annual information form.

APPENDIX D
PARAMOUNT RESOURCES LTD.
AUDIT COMMITTEE
CHARTER
(Adopted by the Board of Directors on May 19, 2005 and amended on November 14, 2007)
A.	PURPOSE
The overall purpose of the Audit Committee (the “Committee”) is to ensure that the Corporation’s management has designed and implemented an effective system of internal financial controls and disclosure controls and procedures, to review and report on the integrity of the consolidated financial statements of the Corporation, to review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts and to review the Corporation’s externally disclosed oil and gas reserves estimates including reviewing the qualifications of, and procedures used by, the independent engineering firm responsible for evaluating the Corporation’s reserves.
B.	COMPOSITION, PROCEDURES AND ORGANIZATION
1.	The Committee shall consist of at least three members of the Board of Directors (the “Board”), all of whom shall be “independent”, as that term is defined in Sections 1.4 and 1.5 of Multilateral Instrument 52-110, Audit Committees[1] and who meet the requirements of Section 3.5(1) of National Instrument 51-101[2] — Standards of Disclosure for Oil and Gas Activities.

2.	All of the members of the Committee shall be “financially literate” (i.e. able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issuer that can be reasonably expected to be raised by the issuer’s financial statements).

3.	The Audit Committee shall be responsible for assessing, on a periodic basic, whether any member of the Committee meets the criteria for being a “financial expert” pursuant to Section 407 of the Sarbanes-Oxley Act[3]..

4.	The Board shall appoint the members of the Committee. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5.	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from among their members.

6.	The Corporate Secretary of the Corporation shall be the secretary of the Committee, unless otherwise determined by the Committee.

7.	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

8.	The Committee shall have access to such officers and employees of the Corporation and to the Corporation’s external auditors, and to such information respecting the Corporation, as it considers necessary or advisable in order to perform its duties and responsibilities.

9.	Meetings of the Committee shall be conducted as follows:

(a)	the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b)	the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c)	the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:
President and Chief Operating Officer
Chief Financial Officer
Controller
Corporate Secretary
(d)	other management representatives shall be invited to attend as necessary.
10.	The external auditors shall report directly to the Committee and the external auditors and internal auditors (if any) shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

11.	The Committee may retain, at the Corporation’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties and may set and pay the compensation for any advisor engaged. The Committee will notify the Chairman of the Corporate Governance Committee whenever independent consultants are engaged.
C.	ROLES AND RESPONSIBILITIES
1.	The overall duties and responsibilities of the Committee shall be as follows:
(a)	to assist the Board in the discharge of its responsibilities relating to the Corporation’s accounting principles, reporting practices and internal controls and its approval of the Corporation’s annual and quarterly consolidated financial statements and management’s discussion and analysis;

(b)	to establish and maintain a direct line of communication with the Corporation’s internal (if any) and external auditors and assess their performance;

(c)	to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls and disclosure controls and procedures;

(d)	to periodically review the audit and non-audit services pre-approval policy and recommend to the Board any changes which the Committee deems appropriate;

(e)	to periodically consider whether there is a need to outsource internal audit functions or create an internal audit department;

(f)	to assist the Board in the discharge of its responsibilities relating to the evaluation and disclosure of its oil and gas reserves and oil and gas activities and the approval and filing of all necessary statements and reports related thereto;

(g)	to receive and review complaints received pursuant to the Corporation’s Whistleblower Policy and oversee and provide direction on the investigation and resolution of such concerns and to periodically review the said policy and recommend to the Board changes which the Committee may deem appropriate;

(h)	to report regularly to the Board on the fulfilment of its duties and responsibilities;

(i)	to identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation; and

(j)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.
2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:
(a)	to be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(b)	to recommend to the Board a firm of external auditors to be nominated for appointment by the shareholders of the Corporation, and to monitor and verify the independence of such external auditors;

(c)	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(d)	review the audit plan of the external auditors prior to the commencement of the audit;

(e)	to review with the external auditors, upon completion of their audit:
(i)	contents of their report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Corporation’s financial and auditing personnel;

(iv)	co-operation received from the Corporation’s personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Corporation;

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)	the non-audit services provided by the external auditors, as pre-approved pursuant to the audit and non-audit services pre-approval policy;
(f)	to discuss with the external auditors the quality and not just the acceptability of the Corporation’s accounting principles;

(g)	to review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(h)	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:
(a)	review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	review compliance under the Corporation’s Code of Business Conduct Policy with those matters addressed in the policy which affect the financial integrity of the Corporation and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate; and

(c)	periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal accounting staff or by the external auditors have been implemented.
4.	The Committee is also charged with the responsibility to:
(a)	review and recommend to the Board for its approval, the Corporation’s and its subsidiaries, partnerships and joint venturers, as applicable, annual financial statements, management’s discussion and analysis, annual information form and annual earnings press releases before the Corporation publicly discloses this information;

(b)	review and approve the Corporation’s and its subsidiaries, partnerships and joint venturers, as applicable, interim financial statements, interim management’s discussion and analysis including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto and interim earnings press releases before the Corporation publicly discloses this information;

(c)	review and approve the financial sections of:
(i)	the annual report to shareholders;

(ii)	the annual information form;

(iii)	prospectuses;

(iv)	other public reports requiring approval by the Board; and

(v)	press releases related thereto,
and report to the Board with respect thereto;
(d)	review regulatory filings and decisions as they relate to the Corporation’s consolidated financial statements;

(e)	review the appropriateness of the policies and procedures used in the preparation of the Corporation’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(f)	review and report on the integrity of the Corporation’s consolidated financial statements;

(g)	review the minutes of any audit committee meeting of subsidiary companies;

(h)	review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(i)	review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

(j)	develop a calendar of activities to be undertaken by the Committee for each ensuing year related to the Committee’s duties and responsibilities as set forth in this Charter and to submit the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of shareholders.
5.	The duties and responsibilities of the Committee as they relate to the Corporation’s oil and gas reserves estimates are to:
(a)	review, with reasonable frequency, the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the disclosure requirements and restrictions of all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto;

(b)	review the appointment of the independent engineering firm responsible for evaluating the Corporation’s reserves, and in the case of any proposed change in such appointment, determine the reasons for the proposal and whether there have been disputes between the appointed reserves evaluator and Management of the Corporation;

(c)	review, with reasonable frequency, the Corporation’s procedures for providing information to the reserves evaluator;

(d)	before approving the filing of reserves data and the report of the reserves evaluator as required under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto, meet with Management and the reserves evaluator to:
(i)	determine whether any restrictions affect the ability of the reserves evaluator to report on reserves data without reservation, and

(ii)	review the reserves data and the report of the reserves evaluator
(e)	review, discuss with and make recommendations to the Board with respect to:
(i)	approving the content and filing of the reserves statement;

(ii)	the filing of the report of the reserves evaluator; and

(iii)	the content and filing of the report of Management and Directors;
as required or specified under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto.
D.	ANNUAL REVIEW AND ASSESSMENT
The Committee shall conduct an annual review and assessment of its performance, including compliance with this Charter and its role, duties and responsibilities, and submit such report to the Board of Directors.

[1] 1.4	Meaning of Independence —

(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)	For the purposes of subsection (1), a “material relationship” means a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:
(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer:

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;
(c)	an individual who:

(i)	is, a partner of a firm that is the issuer’s internal or external auditor;

(ii)	is an employee of that firm; or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time.
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of the firm that is the issuer’s internal or external auditor;

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;
(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.
(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because:
(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or
(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.
(5)	For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:
(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer; and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.
(7)	Despite subsection (3) an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member: (a) has previously acted as an interim chief executive officer of the issuer; or (b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.
1.5	Additional Independence Requirements —

(1)	Despite any determination made under section 1.4, an individual who
(a)	accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.
(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by
(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.
(3)	For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

[2] 3.5	Reserves Committee

(1)	The board of directors of a reporting issuer may, subject to subsection (2), delegate the responsibilities set out in section 3.4 to a committee of the board of directors, provided that a majority of the members of the committee
(a)	are individuals who are not and have not been, during the preceding 12 months:
(i)	an officer or employee of the reporting issuer or of an affiliate of the reporting issuer;

(ii)	a person who beneficially owns 10 percent or more of the outstanding voting securities of the reporting issuer; or

(iii)	a relative of a person referred to in subparagraph (a)(i) or (ii), residing in the same home as that person; and
(b)	are free from any business or other relationship which could reasonably be seen to interfere with the exercise of their independent judgement.)
(2)	Despite subsection (1), a board of directors of a reporting issuer shall not delegate its responsibility under paragraph 3.4(e) to approve the content or the filing of the information.
3SEC. 407. DISCLOSURE OF AUDIT COMMITTEE FINANCIAL EXPERT.
(a)	RULES DEFINING “FINANCIAL EXPERT”. — The Commission shall issue rules, as necessary or appropriate in the public interest and consistent with the protection of investors, to require each issuer, together with periodic reports required pursuant to sections 13(a) and 15(d) of the Securities Exchange Act of 1934, to disclose whether or not, and if not, the reasons therefor, the audit committee of that issuer is comprised of at least 1 member who is a financial expert, as such term is defined by the Commission.

(b)	CONSIDERATIONS. — In defining the term “financial expert” for purposes of subsection (a), the Commission shall consider whether a person has, through education and experience as a public accountant or auditor or a principal financial officer, comptroller, or principal accounting officer of an issuer, or from a position involving the performance of similar functions -
(1)	an understanding of generally accepted accounting principles and financial statements;

(2)	experience in -
(A)	the preparation or auditing of financial statements of generally comparable issuers; and

(B)	the application of such principles in connection with the accounting for estimates, accruals, and reserves;
(3)	experience with internal accounting controls; and

(4)	an understanding of audit committee functions.
(c)	DEADLINE FOR RULEMAKING. — The Commission shall -
(1)	propose rules to implement this section, not later than 90 days after the date of enactment of this Act; and

(2)	issue final rules to implement this section, not later than 180 days after that date of enactment.